Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Sitio Royalties Corp.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sitio Royalties Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of proved oil and natural gas reserves used in the depletion of proved oil and natural gas properties

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company uses the successful efforts method of accounting for its oil and natural gas producing properties and depletes capitalized costs using the unit-of-production basis over total proved oil and natural gas reserves. The Company’s proved oil and natural gas reserves are estimated by internal petroleum engineers and separately evaluated by external petroleum engineers engaged by the Company. The Company recorded depletion expense of $319.8 million for the year-ended December 31, 2024.

We identified the assessment of estimated proved oil and natural gas reserves used in the depletion of proved oil and natural gas properties as a critical audit matter. Complex auditor judgment was required to evaluate the key assumptions used by the Company, specifically estimated future production quantities and oil and natural gas prices, inclusive of market differentials.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s depletion expense process, including certain controls related to the estimation of proved oil and natural gas reserves. We evaluated (1) the professional qualifications of the Company’s internal petroleum engineers as well as the external petroleum engineers and external engineering firm, (2) the knowledge, skills, and ability of the Company’s internal and external petroleum engineers, and (3) the relationship of the external petroleum engineers and external engineering firm to the Company. We read and considered the report issued by the external engineering firm engaged to audit the Company’s methods, processes, and reserve estimates. We assessed the method used by the Company’s internal petroleum engineers to estimate the proved oil and natural gas reserves for consistency with industry and regulatory standards. We compared the Company’s (1) historical estimates of future production quantities to actual production volumes to assess the Company’s ability to accurately forecast, (2) current estimates of future production quantities to actual production trends, and (3) oil and natural gas prices, inclusive of market differentials, to publicly available prices and historical differentials. We analyzed the depletion expense calculation for compliance with regulatory standards and checked the accuracy of the depletion expense calculation.

Accrued oil revenue

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company accrues oil, natural gas and natural gas liquids revenue when information and payment has not been received from operators. This requires the Company to estimate the production volumes delivered and the prices that will be received for the sale of the product. As of December 31, 2024, the Company recorded accrued revenue and accounts receivable, net of $123.4 million, a portion of which related to accrued oil revenue.

We identified the assessment of accrued oil revenue as a critical audit matter. Complex auditor judgment was required to evaluate the estimate of oil production volumes delivered and prices the Company expects to receive, which were used in the Company’s calculation of accrued oil revenue.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue accrual process, including controls related to the development of the estimate of oil production volumes delivered and prices that the Company expects to receive for the sale of such volumes. We compared the Company’s historical accrued oil revenue to actual cash collections to assess the Company’s ability to accurately estimate. We compared (1) accrued oil revenue recorded by the Company as of December 31, 2024 to cash collected subsequent to year-end, (2) a sample of such cash collections to third-party documentation, and (3) the estimate of accrued oil production volumes used in the determination of accrued oil revenue to amounts obtained from the Company’s internal petroleum engineers. We compared (1) the Company’s historical estimates of accrued oil production volumes to actual production volumes received and (2) current estimates of accrued oil production volumes to actual production trends. We evaluated the Company’s estimate of prices expected to be received for the sale of oil produced by independently developing an expectation of such prices using publicly available market prices and historical differentials. We assessed the methods used to develop the accrual for consistency with industry standards and checked the mathematical accuracy of the calculation.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Houston, Texas

February 26, 2025

Sitio Royalties Corp.

Consolidated Balance Sheets

(In thousands, except par and share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$3,290	$15,195
Accrued revenue and accounts receivable	123,361	107,347
Prepaid assets	6,760	12,362
Derivative asset	1,811	19,080

Total current assets	135,222	153,984

Property and equipment
Oil and natural gas properties, successful efforts method:
Unproved properties	2,464,836	2,698,991
Proved properties	2,941,347	2,377,196
Other property and equipment	3,737	3,711
Accumulated depreciation, depletion, amortization, and impairment	(818,633)	(498,531)

Total property and equipment, net	4,591,287	4,581,367

Long-term assets
Long-term derivative asset	—	3,440
Deferred financing costs	8,525	11,205
Operating lease right-of-use asset	5,940	5,970
Other long-term assets	2,746	2,835

Total long-term assets	17,211	23,450

TOTAL ASSETS	$4,743,720	$4,758,801

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	$46,385	$30,050
Operating lease liability	1,646	1,725

Total current liabilities	48,031	31,775

Long-term liabilities
Long-term debt	1,078,181	865,338
Deferred tax liability	253,778	259,870
Non-current operating lease liability	5,462	5,394
Other long-term liabilities	1,150	1,150

Total long-term liabilities	1,338,571	1,131,752

Total liabilities	1,386,602	1,163,527

Commitments and contingencies (see Note 16)
Equity
Class A Common Stock, par value $0.0001 per share; 240,000,000 shares authorized; 83,205,330 and 82,451,397 shares issued and 78,980,516 and 82,451,397 outstanding at December 31, 2024 and December 31, 2023, respectively	8	8
Class C Common Stock, par value $0.0001 per share; 120,000,000 shares authorized; 73,443,992 and 74,965,217 shares issued and 73,391,244 and 74,939,080 outstanding at December 31, 2024 and December 31, 2023, respectively	8	8
Additional paid-in capital	1,710,372	1,796,147
Accumulated deficit	(146,792)	(187,738)
Class A Treasury Shares, 4,224,814 and 0 shares at December 31, 2024 and December 31, 2023, respectively	(96,910)	—
Class C Treasury Shares, 52,748 and 26,137 shares at December 31, 2024 and December 31, 2023, respectively	(1,265)	(677)
Noncontrolling interest	1,891,697	1,987,526

Total equity	3,357,118	3,595,274

TOTAL LIABILITIES AND EQUITY	$4,743,720	$4,758,801

The accompanying notes are an integral part of these consolidated financial statements.

Sitio Royalties Corp.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Years Ended December 31,
	2024	2023	2022
Revenues:
Oil, natural gas and natural gas liquids revenues	$611,070	$574,542	$355,430
Lease bonus and other income	13,344	18,814	14,182

Total revenues	624,414	593,356	369,612

Operating expenses:
Management fees to affiliates	—	—	3,241
Depreciation, depletion and amortization	320,297	291,320	104,511
General and administrative	54,725	49,620	42,299
Production taxes and other	46,383	46,939	25,572
Impairment of oil and gas properties	—	25,617	—
Loss on sale of oil and gas properties	—	144,471	—

Total operating expenses	421,405	557,967	175,623

Net income from operations	203,009	35,389	193,989
Other income (expense):
Interest expense, net	(85,240)	(93,413)	(35,499)
Change in fair value of warrant liability	—	2,950	3,662
Loss on extinguishment of debt	—	(21,566)	(11,487)
Commodity derivatives gains (losses)	(4,905)	15,199	39,037
Interest rate derivatives gains	—	462	110

Net income (loss) before taxes	112,864	(60,979)	189,812
Income tax benefit (expense)	(17,935)	14,284	(5,681)

Net income (loss)	94,929	(46,695)	184,131
Net income attributable to Predecessor	—	—	(78,104)
Net income attributable to temporary equity	—	—	(90,377)
Net (income) loss attributable to noncontrolling interest	(53,983)	31,159	51

Net income (loss) attributable to Class A stockholders	$40,946	$(15,536)	$15,701

Net income (loss) per share of Class A Common Stock
Basic	$0.49	$(0.20)	$1.10
Diluted	$0.49	$(0.20)	$1.10
Weighted average Class A Common Stock outstanding
Basic	80,621	81,269	13,723
Diluted	80,856	81,269	13,723

The accompanying notes are an integral part of these consolidated financial statements.

Sitio Royalties Corp.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$94,929	$(46,695)	$184,131
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	320,297	291,320	104,511
Amortization of deferred financing costs and long-term debt discount	5,259	5,534	6,546
Share-based compensation	23,836	18,867	9,250
Change in fair value of warrant liability	—	(2,950)	(3,662)
Loss on extinguishment of debt	—	21,566	11,487
Impairment of oil and gas properties	—	25,617	—
Commodity derivative (gains) losses	4,905	(15,199)	(39,037)
Net cash received for commodity derivative settlements	15,803	24,613	7,104
Interest rate derivative gains	—	(462)	(110)
Net cash received (paid) for interest rate derivative settlements	—	781	(209)
Loss on sale of oil and gas properties	—	144,471	—
Deferred tax (benefit) expense	(6,702)	(42,946)	1,631
Change in operating assets and liabilities:
Accrued revenue and accounts receivable	(16,014)	33,564	(25,313)
Prepaid assets	5,666	19,550	(616)
Other long-term assets	2	2,089	(3,652)
Accounts payable and accrued expenses	14,231	8,810	(88,558)
Due to affiliates	—	—	(380)
Operating lease liabilities and other long-term liabilities	216	(1,030)	1,837

Net cash provided by operating activities	462,428	487,500	164,960

Cash flows from investing activities:
Acquisition of Falcon, net of cash	—	—	4,484
Acquisition of Brigham, net of cash	—	—	11,054
Predecessor cash not contributed in the Falcon Merger	—	—	(15,228)
Purchases of oil and gas properties, net of post-close adjustments	(329,885)	(170,545)	(557,569)
Proceeds from sale of oil and gas properties	—	113,298	—
Other, net	(74)	(2,479)	(840)

Net cash used in investing activities	(329,959)	(59,726)	(558,099)

Cash flows from financing activities:
Borrowings on credit facilities	474,400	644,500	348,895
Repayments on credit facilities	(263,600)	(877,500)	(209,000)
Issuance of 2026 Senior Notes	—	—	444,500
Repayments on 2026 Senior Notes	—	(438,750)	(11,250)
Issuance of 2028 Senior Notes	—	600,000	—
Borrowings on Bridge Loan Facility	—	—	425,000
Repayments on Bridge Loan Facility	—	—	(425,000)
Debt issuance costs	(598)	(22,060)	(24,889)
Debt extinguishment costs	—	(12,176)	—
Distributions paid to Temporary Equity	—	—	(115,375)
Distributions to noncontrolling interest	(112,421)	(158,968)	(13,318)
Dividends paid to Class A stockholders	(121,272)	(161,951)	(18,165)
Dividend equivalent rights paid	(1,165)	(1,048)	(579)
Repurchases of Class A Common Stock	(95,216)	—	—
Repurchases of Sitio OpCo Partnership Units (including associated Class C Common Shares)	(22,141)	—	—
Cash paid for taxes related to net settlement of share-based compensation awards	(2,361)	(3,444)	—
Deferred initial public offering costs	—	—	(61)
Other	—	—	(1,180)

Net cash (used in) provided by financing activities	(144,374)	(431,397)	399,578
Net change in cash and cash equivalents	(11,905)	(3,623)	6,439
Cash and cash equivalents, beginning of period	15,195	18,818	12,379

Cash and cash equivalents, end of period	$3,290	$15,195	$18,818

Supplemental disclosure of non-cash transactions:
Increase (decrease) in current liabilities for additions to property and equipment:	$343	$(12)	$(379)
Oil and gas properties acquired through issuance of Class C Common Stock and common units in consolidated subsidiary:	—	70,740	3,348,216
Temporary equity cumulative adjustment to redemption value:	—	—	706,940
Supplemental disclosure of cash flow information:
Cash paid for income taxes:	$3,135	$9,276	$1,866
Cash paid for interest expense:	83,074	77,310	29,030

The accompanying notes are an integral part of these consolidated financial statements.

Sitio Royalties Corp.

Consolidated Statements of Equity

(In thousands)

	Predecessor Equity		Stockholders’ Equity
	Partners’ Capital	Noncontrolling Interest	Class A Common Stock		Class C Common Stock		Additional Paid-in Capital	Accumulated Deficit	Class A Treasury Shares		Noncontrolling Interest	Total Equity
			Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 2021	$560,622	$502,521	—	$—	—	$—	$—	$—	—	$—	$—	$1,063,143

Net income attributable to Predecessor	39,493	38,611	—	—	—	—	—	—	—	—	—	78,104
Capital distribution	—	(13,318)	—	—	—	—	—	—	—	—	—	(13,318)
Balance prior to Falcon Merger at June 6, 2022	$600,115	$527,814	—	$—	—	$—	$—	$—	—	$—	$—	$1,127,929

Falcon Merger Transaction (effected for 1-for-4 reverse stock split)	(600,115)	(527,814)	12,089	1	71,752	7	352,019	—	—	—	—	(775,902)
Net income attributable to stockholders	—	—	—	—	—	—	—	15,751	—	—	—	15,751
Share-based compensation	—	—	—	—	—	—	7,965	—	—	—	—	7,965
Conversion of Class C Common Stock to Class A Common Stock	—	—	1,361	—	(1,361)	—	34,038	—	—	—	—	34,038
Change in deferred taxes from conversion of shares of Class C Common Stock to Class A Common Stock	—	—	—	—	—	—	8,211	—	—	—	—	8,211
Dividends to Class A stockholders	—	—	—	—	—	—	—	(18,165)	—	—	—	(18,165)
Dividend equivalent rights paid	—	—	—	—	—	—	—	(579)	—	—	—	(579)
Adjustment of temporary equity to redemption amount	—	—	—	—	—	—	(700,779)	(6,160)	—	—	—	(706,939)
Balance prior to Brigham Merger at December 28, 2022	$—	$—	13,450	$1	70,391	$7	$(298,546)	$(9,153)	—	$—	$—	$(307,691)

Brigham Merger Transaction	—	—	67,334	7	3,956	—	2,049,186	—	(633)	(19,085)	119,293	2,149,401
Reclassification from temporary equity to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	2,044,986	2,044,986
Issuance of Class A Common Stock upon vesting of DSUs	—	—	21	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to stockholders	—	—	—	—	—	—	—	(50)	—	—	(51)	(101)

Balance at December 31, 2022	$—	$—	80,805	$8	74,347	$7	$1,750,640	$(9,203)	(633)	$(19,085)	$2,164,228	$3,886,595

	Stockholders’ Equity
	Class A Common Stock		Class C Common Stock		Additional Paid-in Capital	Accumulated Deficit	Class A Treasury Shares		Class C Treasury Shares		Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount			Shares	Amount	Shares	Amount
Balance at December 31, 2022	80,805	$8	74,347	$7	$1,750,640	$(9,203)	(633)	$(19,085)	—	$—	$2,164,228	$3,886,595

Net income	—	—	—	—	—	(15,536)	—	—	—	—	(31,159)	(46,695)
Share-based compensation	—	—	—	—	16,615	—	—	—	—	—	2,252	18,867
Conversion of Class C Common Stock to Class A Common Stock	2,090	—	(2,090)	—	59,566	—	—	—	—	—	(59,566)	—
Issuance of Class A Common Stock upon vesting of RSUs, net of shares withheld for income taxes	189	—	—	—	(2,906)	—	—	—	—	—	—	(2,906)
Class C Common Stock withheld for income taxes upon vesting of RSAs and held in treasury	—	—	—	—	—	—	—	—	(26)	(677)	—	(677)
Change in deferred taxes from conversion of shares of Class C Common Stock to Class A Common Stock	—	—	—	—	(8,683)	—	—	—	—	—	—	(8,683)
Dividends to Class A stockholders	—	—	—	—	—	(161,951)	—	—	—	—	—	(161,951)
Dividend equivalent rights paid	—	—	—	—	—	(1,048)	—	—	—	—	—	(1,048)
Distributions to Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(158,968)	(158,968)
Issuance of Class C Common Stock in connection with acquisition	—	—	2,708	1	—	—	—	—	—	—	70,739	70,740
Cancellation of Treasury Stock	(633)	—	—	—	(19,085)	—	633	19,085	—	—	—	—

Balance at December 31, 2023	82,451	$8	74,965	$8	$1,796,147	$(187,738)	—	$—	(26)	$(677)	$1,987,526	$3,595,274

	Stockholders’ Equity
	Class A Common Stock		Class C Common Stock		Additional Paid-in Capital	Accumulated Deficit	Class A Treasury Shares		Class C Treasury Shares		Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount			Shares	Amount	Shares	Amount
Balance at December 31, 2023	82,451	$8	74,965	$8	$1,796,147	$(187,738)	—	$—	(26)	$(677)	$1,987,526	$3,595,274

Net income (loss)	—	—	—	—	—	40,946	—	—	—	—	53,983	94,929
Share-based compensation	—	—	—	—	21,578	—	—	—	—	—	2,258	23,836
Conversion of Class C Common Stock to Class A Common Stock	624	—	(624)	—	15,958	—	—	—	—	—	(15,958)	—
Issuance of Class A Common Stock upon vesting of share-based awards, net of shares withheld for income taxes	130	—	—	—	(1,593)	—	—	—	—	—	—	(1,593)
Class C Common Stock withheld for income taxes upon vesting of RSAs and held in treasury	—	—	—	—	—	—	—	—	(27)	(588)	—	(588)
Change in deferred taxes from conversion of Class C Common Stock to Class A Common Stock	—	—	—	—	(610)	—	—	—	—	—	—	(610)
Dividends to Class A stockholders	—	—	—	—	(121,272)	—	—	—	—	—	—	(121,272)
Dividend equivalent rights	—	—	—	—	(1,165)	—	—	—	—	—	—	(1,165)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(112,421)	(112,421)
Repurchases of Class A Common Stock	—	—	—	—	—	—	(4,225)	(96,910)	—	—	—	(96,910)
Repurchases of Sitio OpCo Partnership Units (including associated Class C Common Shares)	—	—	(897)	—	1,329	—	—	—	—	—	(23,691)	(22,362)

Balance at December 31, 2024	83,205	$8	73,444	$8	$1,710,372	$(146,792)	(4,225)	$(96,910)	(53)	$(1,265)	$1,891,697	$3,357,118

The accompanying notes are an integral part of these consolidated financial statements.

Sitio Royalties Corp.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

Sitio Royalties Corp. (together with its subsidiaries, the “Company” or “Sitio”) was incorporated in Delaware. The Company is focused on large-scale consolidation of high-quality oil and gas mineral and royalty interests across premium basins. The Company’s portfolio is comprised of mineral and royalty interests in the Permian Basin in West Texas and southeastern New Mexico, the Eagle Ford in South Texas, the DJ Basin in Colorado and Wyoming, and the Williston Basin in North Dakota. The Company also previously held mineral and royalty interests in the SCOOP and STACK plays in the Anadarko Basin in Oklahoma and the Appalachian Basin in Pennsylvania, Ohio and West Virginia, all of which were sold on December 22, 2023.

Falcon Reverse Merger Transaction

On June 7, 2022 (the “Closing Date”), the Company consummated the previously announced merger transactions contemplated by the Agreement and Plan of Merger, dated as of January 11, 2022 (the “Falcon Reverse Merger Agreement”), by and among the Company, Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (formerly known as Falcon Minerals Operating Partnership, LP) (“Sitio OpCo”), Ferrari Merger Sub A LLC, a Delaware limited liability company (“Falcon Merger Sub”), and DPM HoldCo, LLC, a Delaware limited liability company (“Desert Peak”), pursuant to which Falcon Merger Sub merged with and into Desert Peak (the “Falcon Merger”), with Desert Peak continuing as the surviving entity in the Falcon Merger as a wholly owned subsidiary of Sitio OpCo.

Prior to the effective time of the Falcon Merger (the “Falcon Merger Effective Time”), on June 3, 2022, the Company effected a four-to-one reverse stock split (the “Reverse Stock Split”) for all of the Company’s issued and outstanding shares of common stock and outstanding equity awards. As a result of the Reverse Stock Split, every four shares of the Company’s issued and outstanding Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), were automatically converted into one share of Class C Common Stock, without any change in the par value per share, and every four shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, together with the Class C Common Stock, the “Common Stock”) were automatically converted into one share of Class A Common Stock, without any change in the par value per share. No fractional shares were outstanding following the Reverse Stock Split.

Pursuant to the terms of the Falcon Reverse Merger Agreement, at the Falcon Merger Effective Time and following effectiveness of the Reverse Stock Split, the limited liability company interests in Desert Peak issued and outstanding immediately prior to the Falcon Merger Effective Time were converted into the right to receive shares of Class C Common Stock and common units representing limited partner interests in Sitio OpCo (the “Sitio OpCo Partnership Units” and, together with the receipt of Class C Common Stock, the “Falcon Merger Consideration”).

The Company’s stockholders immediately prior to the closing of the Falcon Merger continued to hold their shares of Class A Common Stock immediately after the closing of the Falcon Merger, subject to the Reverse Stock Split. Additionally, as a result of the Reverse Stock Split, the warrants, which expired in August 2023, were adjusted such that four whole warrants became exercisable for one share of Class A Common Stock at an exercise price of $44.84 per share of Class A Common Stock.

Pursuant to the terms of the Falcon Reverse Merger Agreement, following the closing of the Falcon Merger and the Reverse Stock Split, the issued and outstanding limited liability company interests in Desert Peak were converted into the right to receive aggregate Falcon Merger Consideration of (a) 61,905,339 shares of Class C Common Stock and (b) 61,905,339 Sitio OpCo Partnership Units.

Shortly prior to the Closing Date, the Company changed its name from “Falcon Minerals Corporation” to “Sitio Royalties Corp.” Refer to “Note 4 – Falcon Reverse Merger” for further information.

Brigham Merger

On December 29, 2022, the Company, consummated the previously announced merger transactions contemplated by the Agreement and Plan of Merger, dated as of September 6, 2022 (the “Brigham Merger Agreement”) by and among STR Sub Inc. (formerly Sitio Royalties Corp.) (“Former Sitio”), MNRL Sub Inc. (formerly Brigham Minerals, Inc.) (“Brigham”), Brigham Minerals Holdings, LLC, Sitio Royalties Operating Partnership, LP, Sitio Royalties Corp. (formerly Snapper Merger Sub I, Inc.) (“New Sitio”), Snapper Merger Sub IV, Inc., Snapper Merger Sub V, Inc., and Snapper Merger Sub II, LLC. The Brigham Merger Agreement provides for the acquisition of Brigham by Former Sitio in an all-stock transaction. Refer to “Note 3 – Brigham Merger” for further information.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP. In the opinion of management, these consolidated financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company’s financial position at December 31, 2024 and 2023, and its results of operations and cash flows for the years ended December 31, 2024, 2023, and 2022. The company operates in one reportable segment: oil and natural gas minerals. The Company has no items of other comprehensive income or loss; therefore, its net income or loss is equal to its comprehensive income or loss. Certain prior period amounts have been reclassified to conform to the current period presentation.

Prior to the closing of the Falcon Merger, the Company’s financial statements that were filed with the SEC were derived from the accounting records of Falcon Minerals Corporation. The Falcon Merger was accounted for as a reverse merger and a business combination for accounting purposes using the acquisition method of accounting with Desert Peak as the accounting acquirer. As such, the historical consolidated financial statements included in this report are based on the financial statements of Desert Peak’s predecessor, Kimmeridge Mineral Fund, LP (“KMF” or the “Predecessor”), prior to our corporate reorganization. Prior to the Falcon Merger, Desert Peak was consolidated into the results of KMF. KMF’s surface rights, which generate revenue from the sale of water, payments for rights-of-way and other rights associated with the ownership of the surface acreage, are included in our historical consolidated financial statements. The assets contributed by KMF in the Falcon Merger did not include KMF’s surface rights. The consolidated financial statements included in this report reflect the historical operating results of KMF prior to June 7, 2022 and the consolidated results of the Company following June 7, 2022, which include the results of Brigham following December 29, 2022. The consolidated balance sheets at December 31, 2024 and 2023 reflect the assets and liabilities of the Company, which include the assets and liabilities of KMF Land, LLC (a subsidiary of the Predecessor) (“KMF Land”) at their historical costs, the assets and liabilities of Falcon Minerals Corporation measured at fair value as of June 7, 2022, and the assets and liabilities of Brigham measured at fair value as of December 29, 2022. Earnings per share is calculated based on the consolidated results of the Company for the periods subsequent to the Falcon Merger. The Company has acquired additional surface rights in connection with multiple acquisitions subsequent to the Falcon Merger. The results of each subsequent acquisition are included in the consolidated company results for the periods following the consummation of such acquisition.

Except as otherwise indicated or required by the context, all references in these notes to financial statements to the “Company,” “Sitio,” “we,” “us,” “our” or similar terms refer to (i) for periods prior to the closing of the Falcon Merger, Desert Peak and its subsidiaries and (ii) for periods subsequent to the closing of the Falcon Merger, Sitio Royalties Corp. and its subsidiaries, including Desert Peak. All references in these notes to financial statements to “Falcon” refer to Sitio Royalties Corp. and its subsidiaries for periods prior to the Falcon Merger.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries and any entities in which the Company owns a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interest in the Company’s consolidated financial statements for periods prior to the Falcon Merger represented the ownership interests in a subsidiary of the Predecessor which were owned by outside parties. For the period between the Falcon Merger and the Brigham Merger, interests held in the form of Class C Common Stock and Sitio OpCo Partnership Units were classified as temporary equity. As a result of the Brigham Merger, the holders of Class C Common Stock no longer hold a majority of the voting share outstanding. Consequently, after December 29, 2022, interests held in the form of Class C Common Stock and Sitio OpCo Partnership Units are presented as noncontrolling interest in the consolidated balance sheets. See “Note 10 – Noncontrolling Interest and Temporary Equity” for additional information.

Sitio OpCo was determined to be a variable interest entity for which Sitio is the primary beneficiary, as Sitio has both the power to direct Sitio OpCo and the right to receive benefits from Sitio OpCo. As a result, Sitio consolidates the financial results of Sitio OpCo and its subsidiaries. Sitio conducts substantially all of its business through its consolidated subsidiaries, including Sitio OpCo, which, as of December 31, 2024, is owned approximately 52% by Sitio Royalties Corp.

and approximately 48% by holders of our noncontrolling interests. As the sole managing member of Sitio OpCo, Sitio is responsible for all operational, management and administrative decisions related to Sitio OpCo’s business.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company’s estimates and classification of oil and natural gas reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering, and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon several variable factors and assumptions. These factors and assumptions include historical production, the assumed effect of regulations by governmental agencies, assumptions regarding continued reservoir performance, and assumptions governing oil and natural gas prices. For these reasons, estimates of the economically recoverable quantities of expected oil and natural gas and estimates of the future net cash flows is inherently imprecise and may vary substantially.

Any significant variance in the assumptions could materially affect the estimated quantity of reserves, which could affect the carrying value of the Company’s oil and natural gas properties and/or the rate of depletion related to oil and natural gas properties.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this ASU in this Annual Report on Form 10-K for the year ended December 31, 2024. See “Note 18 – Segment” for further details.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information related to the effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024, and requires prospective application with the option to apply the standard retrospectively. We are currently evaluating the impact of the ASU on our disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Subtopic 220-40): Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires disclosure of additional information about specific expense categories underlying certain income statement expense line items. This ASU is effective for annual periods beginning after December 15, 2026, and requires either prospective or retrospective application. We are currently evaluating the impact of the ASU on our disclosures.

Cash and Cash Equivalents

The Company considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has not experienced any losses from such investments.

Accrued Revenue and Accounts Receivable

Accrued revenue and accounts receivable represent amounts due to the Company and are uncollateralized, consisting primarily of royalty revenue receivable. Royalty revenue receivable consists of royalties due from operators for oil, natural gas and NGL volumes sold to purchasers. Those purchasers remit payment for production to the operator of the properties and the operator, in turn, remits payment to the Company. Because production statements and associated payments may not be received from operators for 30 to 90 days or more after the production is delivered, we are required to estimate the amount of production delivered to the purchaser and the price that we will receive for the sale of the product. The expected sales volumes and prices for these properties are estimated and recorded within accrued revenues.

The Company’s accrued revenue and accounts receivable consisted of the following as of the dates indicated (in thousands):

	December 31, 2024	December 31, 2023
Accrued revenue	$121,836	$104,832
Accounts receivable	1,525	2,515

Total accrued revenue and accounts receivable	$123,361	$107,347

Accounts receivable at December 31, 2024 are primarily composed of accrued receivables related to our derivative instruments. Refer to “Note 13 – Derivative Instruments” for more information. Accounts receivable as of December 31, 2023 were primarily composed of accrued revenues acquired in conjunction with the Brigham Merger. The Company routinely reviews outstanding balances, assesses the financial strength of its operators and records a reserve for amounts not expected to be fully recovered, using a current expected credit loss model. The Company did not record any credit losses for the years ended December 31, 2024, 2023, and 2022.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and natural gas producing properties, as further defined under ASC 932, Extractive Activities—Oil and Natural Gas. Under this method, costs to acquire mineral interests in oil and natural gas properties are capitalized. The costs of non-producing mineral interests and associated acquisition costs are capitalized as unproved properties pending the results of leasing efforts and drilling activities of E&P operators on our interests. As unproved properties are determined to have proved reserves, the related costs are transferred to proved oil and gas properties. Capitalized costs for proved oil and natural gas mineral interests are depleted on a unit-of-production basis over total proved reserves. For depletion of proved oil and gas properties, interests are grouped in a reasonable aggregation of properties with common geological structural features or stratigraphic conditions.

Impairment of Oil and Gas Properties

The Company evaluates its producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, the Company compares the expected undiscounted future net cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future net cash flows, the carrying amount is written down to the properties’ estimated fair value, which is measured as the present value of the expected future net cash flows of such properties. The factors used to determine fair value include estimates of proved reserves, future commodity prices, timing of future production, and a risk-adjusted discount rate. The proved property impairment test is primarily impacted by future commodity prices, changes in estimated reserve quantities, estimates of future production, overall proved property balances, and depletion expense. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the calculation, we may incur proved property impairments in future periods. The Company recognized an impairment charge of $25.6 million related to its Appalachian Basin proved properties for the year ended December 31, 2023. There was no impairment of proved properties for the years ended December 31, 2024 and 2022.

Unproved oil and gas properties are assessed periodically for impairment of value, and a loss is recognized at the time of impairment by charging capitalized costs to expense. Impairment is assessed when facts and circumstances indicate that the carrying value may not be recoverable, at which point an impairment loss is recognized to the extent the carrying value exceeds the estimated recoverable value. Factors used in the assessment include but are not limited to commodity price outlooks and current and future operator activity in the respective Basins. The Company recognized no impairment of unproved properties for the years ended December 31, 2024, 2023, and 2022.

Other Property and Equipment

Other property and equipment, which includes leasehold improvements, is recorded at cost. Depreciation is calculated using the straight-line method over the shorter of the lease term or the useful lives of the assets.

We evaluate our other property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset that has been placed in service may not be recoverable. No impairment charges were recorded for the years ended December 31, 2024, 2023 and 2022.

Asset Acquisitions

The Company generally accounts for acquisitions of mineral and royalty interests as asset acquisitions, through which it allocates the purchase price between proved and unproved properties based on relative fair values, with no recognition of goodwill. The Company may use different techniques to determine the allocation, including the discounted net present value of estimated future cash flows and market prices (where available).

Business Combinations

The Company accounts for business combinations, such as the Falcon Merger and Brigham Merger, using the acquisition method. Under the acquisition method, a business combination is accounted for based on the fair value of the consideration given with each of the identifiable assets acquired and liabilities assumed being measured at fair value. The excess of the cost of an acquisition, if any, over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The excess of the fair value of assets acquired and liabilities assumed over consideration given for an acquisition, if any, is recognized immediately in earnings as a gain. Determining the fair values of the assets and liabilities acquired involves the use of judgment as fair values are not always readily determinable. Different techniques may be used to determine fair values, including market prices (where available), comparisons to transactions for similar assets and liabilities and the discounted net present value of estimated future cash flows, among others.

Derivative Financial Instruments

In order to manage its exposure to oil, natural gas, and NGL price volatility as well as interest rate volatility, the Company may periodically enter into derivative transactions, which may include commodity swap agreements, basis swap agreements, two- and three-way collars, and other similar agreements. From time to time, the Company may periodically enter into various interest rate derivative contracts to manage exposures to changes in interest rates from variable rate obligations. These derivatives are not entered into for trading or speculative purposes. To the extent legal right of offset exists with a counterparty, the Company reports derivative assets and liabilities on a net basis. The Company has exposure to credit risk to the extent that the counterparty is unable to satisfy its settlement obligations. All derivative counterparties are current lenders under Sitio’s Revolving Credit Facility (defined below). Accordingly, the Company is not required to provide any credit support to its derivative counterparties other than cross collateralization with the properties securing the Sitio Revolving Credit Facility.

The Company records derivative instruments on its consolidated balance sheets as either assets or liabilities measured at fair value and records changes in the fair value of derivatives in current earnings as they occur. Changes in the fair value of commodity and interest rate derivatives, including gains or losses on settled derivatives, are classified within Other income (expense) on the Company’s consolidated statements of operations. The Company’s derivatives have not been designated as hedges for accounting purposes.

Accounts Payable and Accrued Expenses

The Company’s accounts payable and accrued expenses consisted of the following as of the dates indicated (in thousands):

	December 31, 2024	December 31, 2023
Accrued interest expense	$9,064	$12,178
Ad valorem taxes payable	12,281	10,364
Payable to seller for pre-effective monies	3,393	2,268
Accrued general and administrative	2,006	1,889
Payable to buyer for post-effective monies	144	1,427
Income taxes payable	16,918	1,592
Other taxes payable	1,117	—
Other	1,462	332

Total accounts payable and accrued expenses	$46,385	$30,050

Temporary Equity

Subsequent to the Falcon Merger, the Company accounted for the interests attributable to Class C Common Stock and Sitio OpCo Partnership Units as temporary equity as a result of certain redemption rights held as discussed in “Note 10 – Noncontrolling Interest and Temporary Equity.” As such, the Company adjusted temporary equity to its maximum redemption amount at the balance sheet date, if higher than the carrying amount. Changes in the redemption value were recognized immediately as they occurred, as if the end of the reporting period was also the redemption date for the instrument, with an offsetting entry to retained earnings or, if a retained deficit, to additional paid-in capital. Temporary equity was reclassified to permanent equity upon conversion of Class C Common Stock (and an equivalent number of Sitio OpCo Partnership Units) or when holders of the Class C Common Stock no longer effectively controlled the Company’s determination of whether to make a cash payment upon the Sitio OpCo Partnership Unit holder’s exercise of its redemption right.

As a result of the Brigham Merger on December 29, 2022, the holders of Class C Common Stock no longer held a majority of the voting shares outstanding. Consequently, after December 29, 2022, interests held in the form of Class C Common Stock and Sitio OpCo Partnership Units are presented as noncontrolling interest in the consolidated balance sheets.

See “Note 10 – Noncontrolling Interest and Temporary Equity” for additional information.

Revenue Recognition

Mineral and royalty interests represent the right to receive revenues from the sale of oil, natural gas and NGLs, less production taxes and post-production expenses. The prices of oil, natural gas, and NGLs from the properties in which we own a mineral or royalty interest are primarily determined by supply and demand in the marketplace and can fluctuate considerably. As an owner of mineral and royalty interests, we have no working interest or operational control over the volumes and methods of sale of the oil, natural gas, and NGLs produced and sold from our properties. We do not explore, develop, or operate the properties and, accordingly, do not incur any of the associated costs.

Oil, natural gas, and NGLs revenues from our mineral and royalty interests are recognized when control transfers at the wellhead.

The Company also earns revenue related to lease bonuses. The Company earns lease bonus revenue by leasing its mineral interests to E&P companies. The Company recognizes lease bonus revenue when the lease agreement has been executed and payment is determined to be collectible.

See “Note 5 – Revenue from Contracts with Customers” for additional disclosures regarding revenue recognition.

Concentration of Revenue

Collectability of the Company’s royalty revenues is dependent upon the financial condition of the Company’s operators, the entities they sell their products to, as well as general economic conditions in the industry. During the years ended December 31, 2024, 2023, and 2022, the following operators represented 10% or more of total revenues:

	Year Ended December 31,
	2024	2023	2022
ConocoPhillips Company (NYSE: COP)	11%	*	*
Oxy USA Inc. (NYSE: OXY)	10%	*	*
Exxon Mobil Corporation (NYSE: XOM)	10%	*	*
Chevron Corporation (NYSE: CVX)	*	10%	*
Callon Petroleum Company (NYSE: CPE)	*	*	12%

*Operator did not account for greater than 10% of revenue for the year.

Although the Company is exposed to a concentration of credit risk, the Company does not believe the loss of any single operator or entity would materially impact the Company’s operating results as crude oil, natural gas and NGLs are fungible products with well-established markets and numerous purchasers. If multiple entities were to cease making purchases at or around the same time, we believe there would be challenges initially, but there would be ample markets to handle the disruption.

Share-Based Compensation

The Company recognizes share-based compensation expense associated with restricted stock units, deferred share units, and restricted stock awards which are time-based awards and performance stock units, which are market-based awards. As the performance metric for the performance stock unit awards is absolute total shareholder return, the performance stock units awards are accounted for as market-based awards. The Company accounts for forfeitures of share-based compensation awards as they occur. Share-based compensation expense for all awards is recognized based on the estimated grant date fair value of the award. See “Note 11 – Share-Based Compensation” for additional information.

Merger-Related Transaction Costs

General and administrative expense for the years ended December 31, 2024, 2023 and 2022 included $0.7 million, $3.5 million and $16.7 million, respectively, of costs incurred by the Company in connection with the Falcon Merger and the Brigham Merger (defined below).

Income Taxes

The Company uses the asset and liability method of accounting for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences of (a) temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and (b) operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are based on enacted tax rates applicable to the future periods when those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the rate change is enacted.

The Company evaluates the probability of realizing the future benefits of our deferred tax assets and provides a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more likely than not criteria for recognition.

The Company accounts for uncertainty in income taxes by recognizing the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Brigham Merger

In December 2022, the Company completed the acquisition of approximately 86,500 NRAs in the Delaware and Midland Basin in West Texas and New Mexico, the SCOOP and STACK plays in the Anadarko Basin of Oklahoma, the DJ Basin in Colorado and Wyoming and the Williston Basin in North Dakota from Brigham pursuant to the Brigham Merger. At closing, Former Sitio completed the acquisition of Brigham in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into Brigham (the “Brigham Sub Merger”), with Brigham surviving the Brigham Sub Merger as a wholly owned subsidiary of New Sitio, (ii) the merger of Sitio Merger Sub with and into Former Sitio (the “Sitio Sub Merger”), with Former Sitio surviving the Sitio Sub Merger as a wholly owned subsidiary of New Sitio, and (iii) the merger of Opco Merger Sub LLC with and into Brigham Opco (the “Opco Merger”), with Brigham OpCo surviving the Opco Merger as a wholly owned subsidiary of Sitio OpCo, in each case on the terms set forth in the Brigham Merger Agreement.

Pursuant to the Brigham Merger Agreement, at closing (a) each share of Brigham’s Class A common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time (as defined in the Brigham Merger Agreement) was converted into 1.133 fully-paid and nonassessable shares of Class A Common Stock, par value $0.0001 per share, of New Sitio (the “New Sitio Class A Common Stock”), (b) each share of Brigham’s Class B common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time was converted into 1.133 fully-paid and nonassessable shares of Class C Common Stock, par value $0.0001 per share, of New Sitio (the “New Sitio Class C Common Stock”), (c) each share of Class A Common Stock issued and outstanding immediately prior to the First Effective Time was converted into one share of New Sitio Class A Common Stock and (d) each share of Class C Common Stock issued and outstanding immediately prior to the First Effective Time, was converted into one share of New Sitio Class C Common Stock, in each case, excluding shares owned by Sitio, Brigham or any wholly owned subsidiary of Sitio or Brigham and, to the extent applicable, shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the Delaware General Corporation Law (the “DGCL”) and, at the Second Effective Time (as defined in the Brigham Merger Agreement), each Brigham Opco Unit (as defined in the Brigham Merger Agreement) issued and outstanding immediately prior to the Second Effective Time was converted into 1.133 Sitio OpCo Partnership Units. No fractional shares were outstanding following the conversion.

As a result of the Brigham Merger and as of the closing of the Brigham Merger (the “Brigham Closing”), Sitio stockholders immediately prior to the First Effective Time owned approximately 54% of the outstanding shares of New Sitio, and Brigham stockholders immediately prior to the First Effective Time owned approximately 46% of the outstanding shares of New Sitio. Following the Closing, New Sitio operates under the name “Sitio Royalties Corp.”

The following table summarizes the consideration for the Brigham Merger:

Brigham Common Stock — issued and outstanding as of December 29, 2022:	71,290,265
Class A Common Stock price on December 29, 2022	$30.15

Total consideration and fair value	$2,149,401,490

Purchase Price Allocation

The Brigham Merger was accounted for as a business combination using the acquisition method, and therefore, the acquired interests were recorded based on the fair value of the total assets acquired and liabilities assumed on the acquisition date. The purchase price allocation was finalized during the year ended December 31, 2023.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed on December 29, 2022, including measurement period adjustments (in thousands):

Brigham fair values:	December 29, 2022	Adjustments	December 31, 2023
Cash	$11,054	$—	$11,054
Accrued revenue and accounts receivable	61,745	3,637	65,382
Prepaid expenses	11,339	20,753	32,092
Unproved oil and gas properties	1,783,162	(41,083)	1,742,079
Proved oil and gas properties	873,050	—	873,050
Property and equipment	200	—	200
Right-of-use asset	3,209	—	3,209
Other assets	1,064	(1,064)	—
Current liabilities	(83,425)	(617)	(84,042)
Long-term debt	(193,000)	—	(193,000)
Long-term operating lease liability	(2,387)	—	(2,387)
Deferred tax liability	(316,571)	19,474	(297,097)
Other long-term liability	(39)	(1,100)	(1,139)

Total consideration and fair value	$2,149,401	$—	$2,149,401

Transaction costs associated with the Brigham Merger incurred for the years ended December 31, 2024, 2023 and 2022 were $0.7 million, $2.8 million and $13.3 million, respectively. These costs, which are comprised primarily of advisory, legal, and other professional and consulting fees, are included in General and administrative expense on our consolidated statements of operations.

The results of Brigham’s operations have been included in our consolidated financial statements since the December 29, 2022 acquisition date. The amount of revenue and direct operating expenses resulting from the acquisition included in our Consolidated Statements of Operations from December 29, 2022 through December 31, 2022 was approximately $2.4 million and $113,000, respectively.

Pro Forma Financial Information

The unaudited pro forma financial information for the year ended December 31, 2022, gives effect to the Falcon Merger and Brigham Merger as if they had both occurred on January 1, 2021 (in thousands, except per share amounts):

Year Ended December 31,
2022
Total revenues	$756,590
Pro forma income (loss) available to Class A stockholders	121,110
Net income (loss) per share:
Basic	$1.50
Diluted	$1.50

The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent or to be indicative of the combined results of operations that the Company would have reported had the Falcon Merger and Brigham Merger been completed as of January 1, 2021 and should not be taken as indicative of the Company’s future combined results of operations. The actual results may differ significantly from that reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences in assumptions used to prepare the unaudited pro forma combined financial information and actual results.

4. Falcon Reverse Merger

In June 2022, the Company completed the acquisition of approximately 34,000 NRAs in the Eagle Ford and Appalachian Basin from Falcon Minerals Corporation in the Falcon Merger. See “Note 1 – Description of Business and Basis of Presentation” for additional information.

The following table summarizes the consideration for the Falcon Merger:

Falcon Common Stock — issued and outstanding as of June 7, 2022:	21,935,492
Class A Common Stock price on June 7, 2022	$29.12

Total consideration and fair value	$638,761,527

Purchase Price Allocation

The Falcon Merger was accounted for as a business combination using the acquisition method, and therefore, the acquired interests were recorded based on the fair value of the total assets acquired and liabilities assumed on the acquisition date. The Company completed the determination of the fair value attributable to the identifiable assets acquired and liabilities assumed based on the fair value at the acquisition date. The purchase price allocation was finalized during the year ended December 31, 2022.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed (in thousands):

	June 7, 2022	Adjustments	December 31, 2022
Falcon fair values:
Cash	$4,484	$—	$4,484
Accrued revenue and accounts receivable	12,054	6,696	18,750
Unproved oil and gas properties	495,803	(4,572)	491,231
Proved oil and gas properties	200,773	—	200,773
Property and equipment	278	—	278
Current liabilities	(22,315)	(1,106)	(23,421)
Long-term debt	(43,105)	—	(43,105)
Deferred tax liability	(2,598)	(1,018)	(3,616)
Warrant liability	(6,612)	—	(6,612)

Total consideration and fair value	$638,762	$—	$638,762

In connection with the Falcon Merger, the Company assumed, and immediately repaid, $43.1 million of borrowings under Falcon’s credit facility. The repayment of Falcon’s long-term debt was funded using cash on hand and borrowings on the Sitio Revolving Credit Facility, see “Note 8 – Debt” for further information.

Transaction costs associated with the Falcon Merger incurred for the years ended December 31, 2023 and December 31, 2022 were $705,000 and $3.4 million, respectively. These costs, which are comprised primarily of advisory, legal, and other professional and consulting fees, are included in General and administrative expense on our consolidated statements of operations.

The results of Falcon’s operations have been included in our consolidated financial statements since the June 7, 2022 acquisition date. The amount of revenue and direct operating expenses resulting from the acquisition included in our Consolidated Statements of Operations from June 7, 2022 through December 31, 2022 was approximately $43.5 million and $2.9 million, respectively.

Pro Forma Financial Information

See “Note 3 – Brigham Merger” for the pro forma financial information.

5. Revenue from Contracts with Customers

Oil, Natural Gas and Natural Gas Liquids Revenues

Oil, natural gas and NGL revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. All of the Company’s oil, natural gas and NGL sales are made under contracts with customers (operators). The performance obligations for the Company’s contracts with operators are satisfied at a point in time when control transfers to the operator at the wellhead, at which point payment is unconditional. Accordingly, the Company’s contracts do not give rise to contract assets or liabilities. The Company typically receives payment for oil, natural gas and NGL sales within 30 to 90 days of the month of delivery after initial production from the well. Such periods can extend longer due to factors outside of our control. The Company’s leasing contracts with operators are standard industry agreements that include variable consideration based on the monthly index price and adjustments that may include counterparty-specific provisions related to volumes, price differentials, discounts and other adjustments and deductions, including charges for gathering and transportation.

Disaggregation

The following table presents revenue disaggregated by commodity for the periods presented (in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Crude oil revenue	$526,910	$480,843	$266,179
Natural gas revenue	23,954	41,034	52,380
NGLs revenue	60,206	52,665	36,871

Total revenues	$611,070	$574,542	$355,430

Lease Bonus and Other Income

The Company also earns revenue from lease bonuses, delay rentals, and right-of-way payments. The Company generates lease bonus revenue by leasing its mineral interests to E&P companies. A mineral lease agreement represents our contract with an operator and generally transfers the rights, for a specified period of time, to explore for and develop any oil, natural gas and NGLs discovered, grants us a specified royalty interest in the hydrocarbons produced from the leased property, and requires that drilling and completion operations commence within a specified time period. The Company recognizes lease bonus revenues when the lease agreement has been executed and payment is determined to be collectible. At the time the Company executes the lease agreement, the lease bonus payment is delivered to the Company. Upon receipt of the lease bonus payment, the Company will release the recordable original lease documents to the operator. The Company also recognizes revenue from delay rentals to the extent drilling has not started within the specified period and payment has been received. Right-of-way payments are recorded when the agreement has been executed and payment is determined to be collectible. The assets contributed by our Predecessor in the Falcon Merger did not include the Predecessor’s surface rights. Subsequent to the Falcon Merger, the Company has acquired additional surface rights in connection with multiple acquisitions. Payments for lease bonus and other income become unconditional upon the execution of an associated agreement. Accordingly, the Company’s lease bonus and other income transactions do not give rise to contract assets or liabilities.

Allocation of Transaction Price to Remaining Performance Obligations

Oil, natural gas and natural gas liquids revenues

The Company’s right to royalty income does not originate until production occurs and, therefore, is not considered to exist beyond each day’s production. Therefore, there are no remaining performance obligations under any of our royalty income contracts.

Lease bonus and other income

Given that the Company does not recognize lease bonus or other income until an agreement has been executed, at which point its performance obligation has been satisfied, the Company does not record revenue for unsatisfied or partially unsatisfied performance obligations as of the end of the reporting period.

Prior-period performance obligations

The Company records revenue in the month production is delivered to the customer. As a royalty interest owner, the Company has limited visibility into the timing of when new wells start producing as production statements may not be received for 30 to 90 days or more after the date production is delivered. As a result, the Company is required to estimate the amount of production delivered to the customer and the price that will be received for the sale of the product. The expected sales volumes and prices for these properties are estimated and recorded within accrued revenue and accounts receivable in the accompanying consolidated balance sheets. The difference between the Company’s estimates of royalty income and the actual amounts received for oil, natural gas and NGL sales are recorded in the month that the royalty payment is received from the operator. For the years ended December 31, 2024, 2023, and 2022, revenue recognized related to performance obligations satisfied in prior reporting periods was primarily attributable to production revisions by operators or amounts for which the information was not available at the time when revenue was estimated.

6. Oil and Natural Gas Properties

The Company owns mineral rights across multiple onshore basins in the United States. These basins include the Permian Basin in West Texas and southeastern New Mexico, the Eagle Ford in South Texas, the DJ Basin in Colorado and Wyoming, and the Williston Basin in North Dakota. The following is a summary of oil and natural gas properties as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Oil and natural gas properties:
Unproved properties	$2,464,836	$2,698,991
Proved properties	2,941,347	2,377,196

Oil and natural gas properties, gross	5,406,183	5,076,187
Accumulated depletion and impairment	(816,664)	(496,879)

Oil and natural gas properties, net	$4,589,519	$4,579,308

As presented in the consolidated statements of cash flows, during the years ended December 31, 2024, 2023, and 2022, the Company paid $329.9 million, $170.5 million, and $557.6 million, respectively, for purchases of oil and gas properties. Additionally, the Company acquired oil and gas properties of $70.7 million and $3.3 billion during the years ended December 31, 2023 and 2022, respectively, through issuance of Class A Common Stock, Class C Common Stock, and Sitio OpCo Partnership Units. Please see “Note 7 – Acquisitions and Divestitures” for additional information regarding certain of these transactions.

The Company uses the successful efforts method of accounting for its oil and gas properties. Capitalized costs are depleted on a unit of production basis based on proved oil and natural gas reserves. Depletion expense was $319.8 million, $290.8 million, and $103.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

During the year ended December 31, 2023, the Company recognized an impairment charge of $25.6 million related to its Appalachian Basin proved properties. See “Note 14 – Fair Value Measurement” for additional information. No impairment was recognized for the years ended December 31, 2024 and 2022.

On December 22, 2023, the Company divested all of its mineral and royalty interests in the Appalachian and Anadarko Basins for approximately $113.3 million, net of third-party transaction costs. The assets sold had a carrying value of $257.8 million, resulting in a loss on sale of $144.5 million.

7. Acquisitions and Divestitures

For the twelve months ended December 31, 2024, the Company closed on the acquisition of oil and gas properties for an aggregate purchase price of $350.1 million, prior to the impact of purchase price adjustments, the significant majority of which was allocated to proved properties.

Appalachian and Anadarko Basins Divestiture

In December 2023, the Company divested all of its mineral and royalty interests in the SCOOP and STACK plays in the Anadarko Basin in Oklahoma and the Appalachian Basin in Pennsylvania, Ohio and West Virginia for $113.3 million, net of third-party transaction costs. The proceeds were used to fund repayments on the Sitio Revolving Credit Facility and for general corporate purposes.

Brigham Merger

In December 2022, the Company completed the acquisition of approximately 86,500 NRAs in the Delaware and Midland Basin in West Texas and New Mexico, the SCOOP and STACK plays in the Anadarko Basin of Oklahoma, the DJ Basin in Colorado and Wyoming and the Williston Basin in North Dakota from Brigham Minerals. Refer to “Note 3 – Brigham Merger” for further information.

Momentum Acquisition

In July 2022, the Company acquired approximately 12,200 NRAs from Momentum Minerals Operating, LP, Momentum Minerals Operating II, LP, Momentum Minerals Nominee, Inc., Momentum Minerals Nominee II, Inc. and Athene Annuity & Life Assurance Company for a purchase price of $213.3 million, net of customary closing adjustments (the “Momentum Acquisition”). The Momentum Acquisition was funded through borrowings under the 364-day term loan credit facility (as amended, the “Bridge Loan Facility”) and borrowings under the Sitio Revolving Credit Facility (defined below), in addition to cash on hand.

The Momentum Acquisition was accounted for as an asset acquisition and, therefore, the acquired interests were recorded based on the relative fair values of the total assets acquired on the acquisition date. Based on the estimated fair values of the assets acquired, the Company recorded $74.2 million of the total consideration as unproved oil and gas property and $139.1 million as proved oil and gas property. Additionally, $0.7 million of transaction costs were capitalized related to the Momentum Acquisition during the year ended December 31, 2022.

Foundation Acquisition

In June 2022, the Company completed the acquisition of approximately 19,700 NRAs in the Permian Basin from Foundation Minerals, LLC (“Foundation”) for $320.6 million, net of customary closing adjustments, funded primarily by proceeds from the Bridge Loan Facility, borrowings under the Sitio Revolving Credit Facility, and cash on hand.

The Foundation acquisition was accounted for as an asset acquisition and, therefore, the acquired interests were recorded based on the relative fair values of the total assets acquired on the acquisition date. Based on the estimated fair values of the assets acquired, the Company recorded $189.3 million of the total consideration as unproved oil and gas property and $131.3 million as proved oil and gas property. Additionally, $0.8 million of transaction costs were capitalized related to the transaction during the year ended December 31, 2022.

Falcon Acquisition

In June 2022, the Company completed the acquisition of approximately 34,000 NRAs in the Eagle Ford and Appalachian Basin from Falcon in a reverse merger. Refer to “Note 4 – Falcon Reverse Merger” for further information.

8. Debt

The following is a summary of long-term debt as of December 31, 2024 and 2023 (in thousands):

	As of December 31,
	2024	2023
Revolving Credit Facility	$487,800	$277,000
2028 Senior Notes	600,000	600,000
Less: Unamortized issuance costs	(9,619)	(11,662)

Total long-term debt	$1,078,181	$865,338

Sitio Revolving Credit Facility

On February 3, 2023, Sitio OpCo, as borrower, and certain of its subsidiaries as guarantors entered into the Third Amended and Restated Credit Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Sitio Revolving Credit Facility”) among JPMorgan Chase Bank, N.A., as the administrative agent and as issuing bank, and the lenders and other financial institutions from time to time party thereto (the “Lenders”), which amended, restated and refinanced in its entirety the Second Amended and Restated Credit Agreement (as amended, the “RBL Credit Agreement”).

As of December 31, 2024, the borrowing base under the Sitio Revolving Credit Facility (the “Sitio Borrowing Base”) as determined by the Lenders was $925.0 million and the outstanding balance under the Sitio Revolving Credit Facility was $487.8 million. As of December 31, 2023, the Sitio Borrowing Base was $850.0 million as determined by the Lenders and the outstanding balance under the Sitio Revolving Credit Facility was $277.0 million.

The Sitio Revolving Credit Facility bears interest at a rate per annum equal to, at our option, an adjusted Term SOFR rate or a base rate, plus an applicable margin and credit spread adjustment. The applicable margin is based on utilization of the Sitio Revolving Credit Facility and ranges from (a) in the case of adjusted base rate loans, 1.500% to 2.500% and (b) in the case of Term SOFR rate loans and letters of credit, 2.500% to 3.500%. The credit spread adjustment for Term SOFR rate loans ranges from 0.100% to 0.250% depending on the applicable interest rate period. Sitio OpCo may elect an interest period of one, three or six months. Interest is payable in arrears at the end of each interest period, but no less frequently than quarterly. A commitment fee is payable quarterly in arrears on the daily undrawn available commitments under the Sitio Revolving Credit Facility in an amount ranging from 0.375% to 0.500% based on utilization of the Sitio Revolving Credit Facility. The Sitio Revolving Credit Facility is subject to other customary fees, interest, and expense reimbursement provisions.

As of December 31, 2024 and 2023, the weighted average interest rate related to our outstanding borrowings under the Sitio Revolving Credit Facility was 7.50% and 8.21%, respectively. As of December 31, 2024 and 2023, the Company had unamortized debt issuance costs of $8.5 million and $11.2 million, respectively, in connection with its entry into the Sitio Revolving Credit Facility, including amendments. Such costs are capitalized as deferred financing costs within other long-term assets and are amortized over the life of the facility. For the years ended December 31, 2024, 2023, and 2022, the Company recognized $3.2 million, $2.9 million, and $1.2 million, respectively, in interest expense related to the amortization of deferred financing costs under its revolving credit facilities. In connection with the amendment and restatement of the Sitio Revolving Credit Facility in February 2023 and the First Amendment to the Sitio Revolving Credit Facility (as defined below) in September 2023, certain lenders did not elect to remain a party to the Sitio Revolving Credit Facility. As such, $1.5 million of previously capitalized deferred financing costs were written off to Loss on extinguishment of debt during the year ended December 31, 2023.

The Sitio Revolving Credit Facility matures on June 30, 2027. Loans drawn under the Sitio Revolving Credit Facility may be prepaid at any time without premium or penalty (other than customary breakage costs for Term SOFR rate loans) and must be prepaid in the event that exposure exceeds the lesser of the Sitio Borrowing Base and the elected commitments of the Lenders at such time. The principal amount of loans that are prepaid are required to be accompanied by accrued and unpaid interest and fees on such amounts. Loans that are prepaid may be reborrowed, subject to compliance with the Sitio Revolving Credit Facility. In addition, Sitio OpCo may permanently reduce or terminate in full the commitments under the Sitio Revolving Credit Facility prior to maturity. Any excess exposure resulting from such permanent reduction or termination must be prepaid and may not be reborrowed. Upon the occurrence of an event of default under the Sitio Revolving Credit Facility, the administrative agent acting at the direction of the lenders holding a majority of the aggregate commitments at such time may accelerate outstanding loans and terminate all commitments under the Sitio Revolving Credit Facility, provided that such acceleration and termination occurs automatically upon the occurrence of a bankruptcy or insolvency event of default.

The Sitio Revolving Credit Facility is subject to a borrowing base established by the Lenders to reflect the loan value of our oil and gas mineral interests. The Sitio Borrowing Base is redetermined by the Lenders on a semi-annual basis. Additionally, Lenders holding two-thirds of the aggregate commitments are able to request one additional redetermination between regularly scheduled redeterminations. Sitio OpCo could also request one additional redetermination between regularly scheduled redeterminations and may request additional redeterminations as appropriate after significant acquisitions of oil and gas properties. The Sitio Borrowing Base is subject to adjustments for asset dispositions, material title deficiencies, certain terminations of hedge agreements and issuances of certain additional indebtedness. The Sitio Revolving Credit Facility is collateralized by substantially all of the assets of Sitio OpCo and its restricted subsidiaries.

The Sitio Revolving Credit Facility contains customary affirmative and negative covenants, including, without limitation, reporting obligations, restrictions on asset sales, restrictions on additional debt and lien incurrence and restrictions on making dividends or distributions, restrictions on paying other debt and restrictions on certain investments. The Sitio Credit Agreement requires us to maintain (a) a current ratio of not less than 1.00 to 1.00 and (b) a ratio of total net funded debt to consolidated EBITDA of not more than 3.50 to 1.00, with cash netting capped at $25.0 million for purposes of the calculation of total net funded debt. EBITDA for the period ending on December 31, 2024 is calculated as EBITDA for the period beginning on January 1, 2024 and ending on December 31, 2024, as adjusted for material acquisitions and dispositions completed during the reference period. The Company was in compliance with the terms and covenants of the Sitio Revolving Credit Facility at December 31, 2024 and 2023.

Third Amended and Restated Credit Agreement

On February 3, 2023, Sitio OpCo, as borrower, and certain of its subsidiaries as guarantors entered into the Sitio Revolving Credit Facility among JPMorgan Chase Bank, N.A., as the administrative agent and as issuing bank, and the Lenders, which amended, restated and refinanced in its entirety the RBL Credit Agreement. The availability under the Sitio Credit Agreement, including availability for letters of credit, is generally limited to a borrowing base, which is determined by the required number of Lenders in good faith by calculating a loan value of the proved reserves of Sitio OpCo and its subsidiaries and elected commitments provided by the Lenders. As of February 3, 2023, the Sitio Credit Agreement had a $750.0 million Sitio Borrowing Base and $750.0 million elected commitment amount. As part of the aggregate commitments under the revolving advances, the Sitio Credit Agreement provides for letters of credit to be issued at the request of the borrower in an aggregate amount not to exceed $15.0 million.

First Amendment to Third Amended and Restated Credit Agreement

On September 22, 2023, Sitio OpCo and the guarantors party thereto entered into the First Amendment to Third Amended and Restated Credit Agreement (“First Amendment to the Sitio Revolving Credit Facility”), pursuant to which the Sitio Borrowing Base and the sum of the aggregate elected commitments under the Sitio Credit Agreement were each increased to $850.0 million.

Second Amendment to Third Amended and Restated Credit Agreement

On December 20, 2023, Sitio OpCo and the other guarantors party thereto entered into the Second Amendment to Third Amended and Restated Credit Agreement, pursuant to which the Sitio Credit Agreement was amended to (i) effectuate the scheduled redetermination of the Sitio Borrowing Base intended to be effective on or about November 1, 2023 by reaffirming the Sitio Borrowing Base at $850.0 million, (ii) document the exclusion of certain assets from the Sitio Borrowing Base properties solely for purposes of the Sitio Borrowing Base redetermination described in the foregoing clause (i), (iii) amend certain dates applicable to the semi-annual redetermination of the Sitio Borrowing Base and (iv) amend certain other terms of the Sitio Credit Agreement, in each case, on the terms and subject to the conditions set forth therein.

Third Amendment to Third Amended and Restated Credit Agreement

On May 3, 2024, Sitio OpCo and the other guarantors party thereto entered into the Third Amendment to Third Amended and Restated Credit Agreement, pursuant to which the Sitio Credit Agreement was amended to (i) effectuate the scheduled redetermination of the Sitio Borrowing Base intended to be effective on or about April 1, 2024 by reaffirming the Sitio Borrowing Base at $850.0 million, (ii) amend certain dates applicable to the scheduled redetermination of the Sitio Borrowing Base and (iii) amend certain other terms of the Sitio Credit Agreement, in each case, on the terms and subject to the conditions set forth therein.

Fourth Amendment to Third Amended and Restated Credit Agreement

On December 16, 2024, Sitio OpCo and the other guarantors party thereto entered into the Fourth Amendment to Third Amended and Restated Credit Agreement, pursuant to which the Sitio Credit Agreement was amended to (i) effectuate the scheduled redetermination of the Sitio Borrowing Base intended to be effective on or about November 1, 2024 by increasing the Sitio Borrowing Base to $925.0 million, (ii) increase the elected commitment amount to $925.0 million and (iii) amend certain other terms of the Sitio Credit Agreement, in each case, on the terms and subject to the conditions set forth therein.

2028 Senior Notes

On October 3, 2023, Sitio OpCo and Sitio Finance Corp., a Delaware corporation (“Finance Corp.” and, together with Sitio OpCo, the “Issuers”) issued and sold $600.0 million aggregate principal amount of 7.875% Senior Notes due 2028 (the “2028 Senior Notes”). The 2028 Senior Notes were issued at par. Sitio OpCo used proceeds from the issuance of the 2028 Senior Notes to repay and redeem the 2026 Senior Notes (as defined below) in full, inclusive of a redemption premium of 3.0%. Remaining proceeds from the 2028 Senior Notes offering were used to repay outstanding borrowings under the Sitio Revolving Credit Facility and for general corporate purposes.

The 2028 Senior Notes are governed by the indenture, dated as of October 3, 2023 (the “Indenture”), by and among the Issuers, solely for purposes of Section 4.16(b) therein, the Company, the guarantors named therein and Citibank, N.A., as trustee (the “Trustee”). The 2028 Senior Notes are senior unsecured obligations of the Issuers, and are fully and unconditionally guaranteed on a senior unsecured basis by all of Sitio OpCo’s subsidiaries, other than Sitio Finance Corp. The 2028 Senior Notes will mature on November 1, 2028 and bear interest at an annual rate of 7.875%, which accrues from October 3, 2023 and is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2024.

At any time prior to November 1, 2025, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the 2028 Senior Notes (including any additional notes issued under the Indenture) at a redemption price equal to 107.875% of the principal amount of the 2028 Senior Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, with an amount of cash not greater than the net cash proceeds of certain equity offerings, if at least 65% of the aggregate principal amount of the 2028 Senior Notes originally issued on the Issue Date (as defined in the Indenture) remains outstanding immediately after such redemption and the redemption occurs within 180 days of the closing date of such equity offering. At any time prior to November 1, 2025, the Issuers may, on any one or more occasions, redeem all or a part of the 2028 Senior Notes at a redemption price equal to 100% of the principal amount of the 2028 Senior Notes redeemed, plus the Applicable Premium (as defined in the Indenture) as of, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after November 1, 2025, the Issuers may, on any one or more occasions, redeem all or a part of the 2028 Senior Notes at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding the redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2025	103.938%
2026	101.969%
2027 and thereafter	100.000%

If Sitio OpCo experiences certain kinds of changes of control (and, in some cases, followed by a ratings decline), each holder of 2028 Senior Notes may have the right to require the Issuers to repurchase all or any part of such holder’s 2028 Senior Notes at 101% of the aggregate principal amount of the 2028 Senior Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

The Indenture contains covenants that, among other things, limit Sitio OpCo’s ability and the ability of Sitio OpCo’s restricted subsidiaries to: (i) incur or guarantee additional indebtedness or issue certain types of preferred stock; (ii) pay dividends on capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness; (iii) transfer or sell assets; (iv) make investments; (v) create certain liens; (vi) enter into agreements that restrict dividends or other payments from its restricted subsidiaries to it or any guarantor; (vii) consolidate, merge or transfer all or substantially all of its assets; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries.

If an Event of Default (as defined in the Indenture) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the then total outstanding 2028 Senior Notes (with a copy to the Trustee) may declare the principal of, and accrued and unpaid interest, if any, on all outstanding 2028 Senior Notes to be due and payable immediately; provided that the 2028 Senior Notes will be due and payable immediately without further action or notice if such an Event of Default arises from certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuers, any restricted subsidiary of Sitio OpCo that is a significant subsidiary or any group of restricted subsidiaries of Sitio OpCo that, taken together, would constitute a significant subsidiary.

As of December 31, 2024 and 2023, the Company had $600.0 million of 2028 Senior Notes outstanding. As of December 31, 2024 and 2023, the Company had unamortized debt issuance costs of $9.6 million and $11.7 million in connection with the issuance of the 2028 Senior Notes, respectively. Debt issuance costs are reported as a reduction to long-term debt on our consolidated balance sheets and are amortized over the life of the 2028 Senior Notes. For the years ended December 31, 2024 and 2023, the Company recognized $2.0 million and $474,000, respectively, of interest expense attributable to the amortization of debt issuance costs related to the 2028 Senior Notes. No such expense was recognized for the year ended December 31, 2022.

2026 Senior Notes

On September 21, 2022, Sitio OpCo, as issuer, and certain subsidiaries of Sitio OpCo, as guarantors, entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain institutional investors as holders (the “Holders”) and U.S. Bank Trust Company, National Association, as agent for the Holders.

Pursuant to the Note Purchase Agreement, Sitio OpCo issued senior unsecured notes to the Holders in an aggregate principal amount of $450.0 million (the “2026 Senior Notes”) at 99% of par. Sitio OpCo used $425.0 million of the proceeds from the 2026 Senior Notes to repay in full all amounts outstanding under the Bridge Loan Facility with the remainder used for general corporate purposes. On October 3, 2023, the Company redeemed all of the outstanding 2026 Senior Notes. Upon redemption of the 2026 Senior Notes, the Company recognized a loss on extinguishment of debt of $20.1 million, associated with unamortized discount and debt issuance costs and other fees incurred in connection with the redemption.

For the years ended December 31, 2023 and 2022, the Company recognized $2.2 million and $342,000, respectively, of interest expense attributable to the amortization of discount and issuance costs related to the Note Purchase Agreement.

No such expense was recognized for the year ended December 31, 2024. For the years ended December 31, 2023 and 2022, the weighted average interest rate related to our borrowings under the 2026 Senior Notes was 10.58% and 8.62%, respectively.

Bridge Loan Facility

On June 24, 2022, Sitio OpCo, as borrower, entered into an unsecured 364-Day Bridge Loan Agreement with Bank of America, N.A. as Administrative Agent for the lenders party thereto, BofA Securities, Inc., as joint lead arranger and sole bookrunner, and Barclays Bank PLC and KeyBank National Association, as joint lead arrangers (the “Bridge Loan Agreement”). The Bridge Loan Agreement was amended on July 8, 2022 (the “Bridge First Amendment”) to provide for additional delayed draw term loan commitment.

The Bridge Loan Agreement and Bridge First Amendment provided for a 364-day term loan credit facility (the “Bridge Loan Facility”) in the aggregate principal amount of $425.0 million. The Bridge Loan Facility was fully repaid and extinguished on September 21, 2022 using proceeds from the issuance of the 2026 Senior Notes. Upon the closure of the Bridge Loan Facility, the Company recognized a loss on extinguishment of debt of $11.5 million associated with unamortized debt issuance costs and other fees incurred in connection with the payoff.

For the year ended December 31, 2022, the Company recognized $3.4 million of interest expense related to the amortization of issuance costs under the Bridge Loan Agreement. No such expense was recognized for the years ended December 31, 2024 or 2023.

9. Equity

Class A Common Stock

The Company had 78,980,516 shares of its Class A Common Stock outstanding as of December 31, 2024. Holders of Class A Common Stock, par value $0.0001 per share, are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to ratably receive dividends when and if declared by the Company’s board of directors (the “Board”).

Class C Common Stock

The Company had 73,391,244 shares of its Class C Common Stock outstanding as of December 31, 2024. Shares of Class C Common Stock, par value $0.0001 per share, are non-economic but entitle the holder to one vote per share. Current holders of Class C Common Stock also hold an equivalent number of Sitio OpCo Partnership Units. Sitio OpCo Partnership Units are redeemable on a one-for-one basis for shares of Class A Common Stock at the option of the holder. Upon the redemption by any holder of Sitio OpCo Partnership Units for shares of Class A Common Stock, a corresponding number of shares of Class C Common Stock held by such holder will be canceled. During the year ended December 31, 2024, 623,768 Sitio OpCo Partnership Units were redeemed for shares of Class A Common Stock, and an equivalent number of shares of Class C Common Stock were canceled.

Share Repurchase Program

On February 28, 2024, the Board authorized a share repurchase program that allows us to repurchase up to $200.0 million of our Class A Common Stock and Sitio OpCo Partnership Units (the “Share Repurchase Program”). The shares may be repurchased from time to time through various methods including but not limited to in the open market transactions, through privately negotiated transactions or by other means in accordance with applicable securities laws, certain of which may be made pursuant to trading plans meeting the requirements of Rule 10b5-1 and 10b-18 under the Securities Exchange Act of 1934 (the “Exchange Act”). The timing of repurchases under the program, as well as the number and value of shares repurchased under the program, will be determined by the Company at its discretion and will depend on a variety of factors, including the market price of our Common Stock, oil and gas commodity prices, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal requirements and other considerations. The exact number of shares to be repurchased by us is not guaranteed, and the program may be modified, suspended or discontinued at any time without prior notice. The Company is not obligated to repurchase any dollar amount or number of shares under the Share Repurchase Program.

For the year ended December 31, 2024, the Company repurchased 4,224,814 shares of its Class A Common Stock in connection with the Share Repurchase Program. The shares were recorded at a weighted average price of $22.72 upon repurchase by the Company, inclusive of third-party commissions.

For the year ended December 31, 2024, the Company repurchased and immediately canceled 897,457 Sitio OpCo Partnership Units together with an equivalent number of shares of Class C Common Stock under our Share Repurchase Program. The repurchased Sitio OpCo Partnership Units were recorded at a weighted average price of $24.67.

The Inflation Reduction Act of 2022 provides for, among other things, the imposition of a 1% non-deductible U.S. federal excise tax on the fair market value of any stock repurchased by a publicly traded domestic corporation during any taxable year, with the fair market value of such repurchased stock reduced by the fair market value of certain stock issued by such corporation during such taxable year (such excise tax, the “Stock Buyback Tax”). In the past, there have been proposals to increase the amount of the Stock Buyback Tax from 1% to 4%; however, it is unclear whether such a change in the amount of the excise tax will be enacted and, if enacted, how soon any such change could take effect. The Stock Buyback Tax first applied to our Share Repurchase Program in the year ended December 31, 2024, and will continue to apply in subsequent taxable years. The Stock Buyback Tax is reflected as a component of the repurchased amounts within our Condensed Consolidated Statements of Equity.

Class A Treasury Shares

As of December 31, 2024, 4,224,814 shares of Class A Common stock were held in treasury at a weighted average price of $22.72.

Class C Treasury Shares

As of December 31, 2024, the Company held in treasury 52,748 shares of Class C Common Stock and a corresponding number of Sitio OpCo Units were withheld for income taxes upon vesting of Sitio OpCo Restricted Stock Awards and the income taxes were paid by the Company. The Company transferred the shares of Class C Common Stock to treasury. The treasury shares were recorded at a price of $24.19 per share upon repurchase by the Company, reflective of the economic value of Sitio OpCo Restricted Stock Awards that were withheld upon vesting. See “Note 11 – Share-Based Compensation” for additional information regarding these awards. As of December 31, 2023, 26,137 shares of Class C Common Stock were held in treasury.

Cash Dividends

The following table summarizes the quarterly dividends related to the Company’s quarterly financial results (in thousands, except per share data):

Quarter Ended	Total Quarterly Dividend per Class A Common Share	Class A Cash Dividends Paid	Payment Date	Stockholder Record Date
September 30, 2024	$0.28	$22,185	November 27, 2024	November 19, 2024
June 30, 2024	$0.30	$24,071	August 30, 2024	August 19, 2024
March 31, 2024	$0.41	$33,066	May 31, 2024	May 21, 2024
December 31, 2023	$0.51	$41,950	March 28, 2024	March 15, 2024
September 30, 2023	$0.49	$40,396	November 30, 2023	November 21, 2023
June 30, 2023	$0.40	$32,705	August 31, 2023	August 18, 2023
March 31, 2023	$0.50	$40,743	May 31, 2023	May 19, 2023
December 31, 2023	$0.60	$48,107	March 31, 2023	March 17, 2023
September 30, 2022	$0.72	$9,148	November 30, 2022	November 21, 2022
June 30, 2022	$0.71	$9,017	August 31, 2022	August 18, 2022

See “Note 19 – Subsequent Events” for additional information regarding cash dividends.

Earnings per Share

Earnings per share is computed using the two-class method. The two-class method determines earnings per share of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Participating securities represent certain equity-based compensation awards in which the recipients have non-forfeitable rights to dividend equivalents during the performance period.

Shares of our Class C common stock do not share in earnings or losses of the Company and are not considered in the calculation of basic or diluted earnings per share (EPS) above. As such, separate presentation of basic and diluted EPS of Class C under the two class method has not been presented.

The following table sets forth the calculation of basic and diluted earnings per share for the periods indicated (in thousands, except per share data):

	For the Year Ended December 31,
	2024	2023	2022
Numerator:
Net income (loss) attributable to Class A stockholders	$40,946	$(15,536)	$15,701
Less: Earnings allocated to participating securities	(1,165)	(1,049)	(579)

Net income (loss) attributable to Class A stockholders - basic and diluted	$39,781	$(16,585)	$15,122

Denominator:
Weighted average shares outstanding - basic	80,621	81,269	13,723
Effect of dilutive securities	235	—	—

Weighted average shares outstanding - diluted	80,856	81,269	13,723

Net income (loss) per common share - basic	$0.49	$(0.20)	$1.10
Net income (loss) per common share - diluted	$0.49	$(0.20)	$1.10

The Company had the following shares that were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented but could potentially dilute basic earnings per share in future periods (in thousands):

	Year Ended December 31,
	2024	2023	2022
Warrants	—	3,406	5,312
Unvested share-based compensation awards	1,429	879	302
Shares of Class C Common Stock if converted	74,026	74,731	71,146

Total	75,455	79,016	76,760

Dilutive income (loss) per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued using the if-converted method for convertible class C shares and the treasury stock method for all other instruments. Diluted net income per share also excludes the effects of Sitio OpCo Partnership Units (and related Class C Common Stock) associated with the earn-out, which are convertible into Class A Common Stock, because they are considered contingently issuable shares and the conditions for issuance were not satisfied as of December 31, 2024.

Earn-Out

Contributors of Falcon’s initial assets in 2018 will be entitled to receive earn-out consideration to be paid in the form of Sitio OpCo Partnership Units (with a corresponding number of shares of Class C Common Stock) if the volume-weighted average price of the trading days during any thirty (30) calendar days (the “30-Day VWAP”) of the Class A Common Stock equals or exceeds certain hurdles set forth in the Contribution Agreement. If the 30-Day VWAP of the

Class A Common Stock is $50.00 or more per share (on a split-adjusted basis) at any time within the seven years following the 2018 closing, the contributors will receive (a) an additional 2.5 million Sitio OpCo Partnership Units (and an equivalent number of shares of Class C Common Stock), plus (b) an amount of Sitio OpCo Partnership Units (and an equivalent number of shares of Class C Common Stock) equal to (i) the amount by which annual cash dividends paid on each share of Class A Common Stock exceeds $2.00 in each year between the closing and the date the first earn-out is achieved (with any dividends paid in the stub year in which the first earn-out is achieved annualized for purposes of determining what portion of such dividends would have, on an annual basis, exceeded $2.00), multiplied by 2.5 million, (ii) divided by $50.00. If the 30-Day VWAP of the Class A Common Stock is $60.00 or more per share (on a split-adjusted basis) at any time within the seven years following the closing (which $60.00 threshold will be reduced by the amount by which annual cash dividends paid on each share of Class A Common Stock exceeds $2.00 in each year between the closing and the date the earn-out is achieved, but not below $50.00), the contributors will receive an additional 2.5 million Sitio OpCo Partnership Units (and an equivalent number of shares of Class C Common Stock). Upon recognition of the earn-out, as there is no consideration received, the Company would record the payment of the earn-out as adjustments through equity (noncontrolling interest and additional-paid-in-capital).

Partners’ Capital and Distributions

As of December 31, 2023, as a result of the Falcon Merger, the Company no longer had any Partners’ Capital, which related to our Predecessor’s equity. In June 2022 prior to the Falcon Merger, DPM HoldCo distributed $13.3 million to its outside owners, including $1.9 million to an affiliate Kimmeridge fund.

10. Noncontrolling Interest and Temporary Equity

Noncontrolling Interest

Noncontrolling interest represents the 47.8% economic interest of the Sitio OpCo Partnership Units not owned by Sitio in the consolidated balance sheets as of December 31, 2024. These interests are held in the form of Class C Common Stock and Sitio OpCo Partnership Units. Each share of Class C Common Stock has no economic rights, but entitles the holder to one vote for each share of Class C Common Stock. Each Sitio OpCo Partnership Unit holder, subject to certain limitations, has a redemption right to cause Sitio to acquire all or a portion of its Sitio OpCo Partnership Units for, at Sitio’s election, (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for together, one Sitio OpCo Partnership Unit and one share of Class C Common Stock, or (ii) an equivalent amount of cash.

Noncontrolling interest is recorded at its carrying value. On December 29, 2022, the redemption value of temporary equity of $2.0 billion became the carrying value of noncontrolling interest. For the period December 29, 2022 to December 31, 2022, the carrying value of noncontrolling interest increased by $119.3 million as a result of the Brigham Merger transaction and decreased due to a loss of $51,000 attributable to noncontrolling interest. As of December 31, 2022 the carrying value of noncontrolling interest was $2.2 billion.

Temporary Equity

Temporary equity represents ownership interests held in the form of Class C Common Stock and Sitio OpCo Partnership Units. Prior to the Brigham Merger, Class C Common Stock was classified as temporary equity in the consolidated balance sheet as the redemption rights of each holder of Sitio OpCo Partnership Units for either shares of Class A Common Stock or an equivalent amount of cash was not solely within the Company’s control. This was due to the fact that the holders of Class C Common Stock controlled a majority of the votes of the Board through ownership of a majority of the voting stock, which allowed the holders of Class C Common Stock to effectively control the determination of whether a redemption would be settled in shares of Class A Common Stock or an equivalent amount of cash.

In connection with the Brigham Merger, prior Class B common stockholders in Brigham received Class C Common Stock and a corresponding number of Sitio OpCo Partnership Units. Prior Brigham Class A common stockholders received Sitio Class A Common Stock. Subsequent to the Brigham Merger transactions, the holders of Class C Common Stock no longer hold a majority of the voting shares outstanding and their representation on the Board is less than a majority. As a result, holders of the Company’s Class C Common Stock no longer effectively control the determination of whether a redemption would be settled in Shares of Class A Common Stock or an equivalent amount of cash. Consequently, after December 29, 2022, interests held in the form of Class C Common Stock and Sitio OpCo Partnership Units are presented as noncontrolling interest in the consolidated balance sheets.

Temporary equity is recorded at the greater of the carrying value or redemption amount with a corresponding adjustment to retained earnings or if a retained deficit to additional paid-in capital. From the date of the Falcon Merger through December 28, 2022, the Company recorded adjustments to the value of temporary equity as presented in the table below (in thousands):

Temporary equity adjustments
Balance – June 7, 2022(1)	$1,395,799
Share-based compensation	1,283
Conversion of Class C Common Stock to Class A Common Stock	(34,038)
Net income attributable to temporary equity	90,377
Distributions to holders of temporary equity	(115,375)
Adjustment of temporary equity to redemption amount	706,940
Reclassification to noncontrolling interest (2)	(2,044,986)

Balance – December 28, 2022	$—

(1)	Based on 71,752,285 shares of Class C Common Stock outstanding at June 7, 2022.
(2)

Based on 70,390,316 shares of Class C Common Stock outstanding and Class A Common Stock 5-day volume-weighted average price of $29.05 at December 28, 2022. The December 28, 2022 redemption value of temporary equity became the carrying value of noncontrolling interest.

11. Share-Based Compensation

In connection with the Falcon Merger, the Company adopted the Sitio Royalties Corp. Long Term Incentive Plan (the “Plan”). An aggregate of 8,384,083 shares of Class A Common Stock are available for issuance under the Plan. The Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards. Shares that are canceled, forfeited, exchanged, settled in cash or otherwise terminated will be available for delivery pursuant to other awards. Dividend equivalent rights (“DERs”) are also available for grant under the Plan, either alone or in tandem with other specific awards, which will entitle the recipient to receive an amount equal to dividends paid on a share of Class A Common Stock. Dividends paid in connection with the DERs are accounted for as a reduction in additional paid-in capital for those awards that are expected to vest. Awards that are forfeited could cause a reclassification of any previously recognized DERs payments from a reduction in additional paid-in capital to additional compensation cost. The Plan is administered by the Compensation Committee of the Board (the “Compensation Committee”). As of December 31, 2024, a total of 5,756,990 shares of Class A Common Stock remain available for future grant under the Plan.

Share-based compensation expense is included in general and administrative expense in the accompanying consolidated statements of operations. The following table summarizes the share-based compensation expense recorded for each type of award for the years ended December 31, 2024, 2023, and 2022, in thousands.

	Year Ended December 31,
	2024	2023	2022
RSUs	$5,980	$6,606	$4,463
PSUs	12,810	7,646	2,223
DSUs	2,438	2,014	1,277
Sitio OpCo Restricted Stock Awards	2,258	2,252	1,284
RSUs Converted in the Brigham Merger	246	246	2
PSUs Converted in the Brigham Merger	104	103	1

Total	$23,836	$18,867	$9,250

For the years ended December 31, 2024, 2023, and 2022 the Company paid $1.2 million, $1.0 million and $579,000 related to DERs, respectively.

Restricted Stock Units

In accordance with the Plan, the Compensation Committee is authorized to issue RSUs to eligible executive officers and employees. The Company estimates the fair value of the RSUs as the closing price of the Company’s Class A Common Stock on the grant date of the award, which is expensed over the applicable service period. RSUs granted by the Company include DERs, which entitle the holder to receive payments as if the unvested awards were shares of Class A Common Stock of record as of the dividend record dates. Such amounts are paid simultaneously with the general dividend to our stockholders.

The Company has granted RSUs to certain executive officers and employees, which represent the right to receive shares of Class A Common Stock at the end of the service periods in an amount equal to the number of RSUs that vest. The RSUs issued to employees generally vest in one-third increments over a three-year period. RSUs are subject to forfeiture if the award recipient ceases providing services to the Company prior to the date the award vests.

The following table summarizes activity related to unvested RSUs for the year ended December 31, 2024.

	Restricted Stock Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	468,112	$25.65
Granted	423,156	20.91
Forfeited	(37,321)	24.65
Vested	(200,405)	29.58

Unvested at December 31, 2024	653,542	$22.34

As of December 31, 2024, there was approximately $11.4 million of unamortized equity-based compensation expense related to unvested RSUs. That expense is expected to be recognized over a weighted average period of approximately 2.2 years.

Deferred Share Units

In accordance with the Plan, the Compensation Committee is authorized to issue deferred share units (“DSUs”) to Eligible Persons (as defined in the Plan). DSUs represent the right to receive shares of Class A Common Stock upon a deferred settlement date in an amount equal to the number of DSUs that have previously vested. The Company estimates the fair value of the DSUs as the closing price of the Company’s Class A Common Stock on the grant date of the award, which is expensed over the applicable service period. DSUs generally vest in equal quarterly installments over the one-year period beginning on the grant date. Vested DSUs must be held for the duration of service and are settled in shares of Class A Common Stock when a recipient’s service relationship is terminated for any reason.

The following table summarizes activity related to unvested DSUs for the year ended December 31, 2024.

	Deferred Share Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	93,680	$25.38
Granted	101,440	24.12
Forfeited	—	—
Vested	(144,400)	20.70

Unvested at December 31, 2024	50,720	$24.12

As of December 31, 2024, there was approximately $0.9 million of unamortized equity-based compensation expense related to unvested DSUs. That expense is expected to be recognized over a weighted average period of 0.4 years.

Performance Stock Units

In accordance with the Plan, the Compensation Committee is authorized to issue performance stock units (“PSUs”) to eligible executives and employees. The PSUs are eligible to be earned based on achievement of certain pre-established goals for annualized absolute Total Shareholder Return (“TSR”) over a three-year performance period.

The performance targets associated with the PSU awards are outlined below:

	Annualized Absolute TSR Goal	Percentage of Target PSUs Earned
Base of Range	Less than 0%	0%
Threshold	0%	50%
Target	10%	100%
Maximum	20%	200%

For purposes of determining our annualized absolute TSR over the performance period, the beginning stock price is based on our 20-day volume weighted average stock price immediately preceding the first day of the performance period. The ending price is generally based on the 20-day volume weighted average stock price ending on the last day of the performance period. PSU payouts for results that fall in between a stated threshold will be interpolated linearly.

The grant date fair values of the PSUs were determined using Monte Carlo simulations, which use a probabilistic approach for estimating the fair value of the awards. The expected volatility was derived from the historical volatility of Falcon and Sitio. The risk-free interest rate was determined using the yield for zero-coupon U.S. Treasury bills that is commensurate with the performance measurement periods. The PSU award agreements provide that TSR will be calculated assuming dividends distributed will be reinvested over the performance period. As such, we have applied a dividend yield of 0.00%, which is mathematically equivalent to reinvesting dividends.

The following table summarizes the assumptions used to determine the fair values of the PSUs:

Grant Year	Average Expected Volatility	Risk-Free Interest Rate	Expected Dividend Yield
2022	67.23% - 67.30%	2.89% - 4.18%	0.00%
2023	43.57% - 52.71%	3.97% - 4.60%	0.00%
2024	38.38% - 41.09%	4.23% - 4.48%	0.00%

The following table summarizes activity related to unvested PSUs for the year ended December 31, 2024.

	Performance Stock Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	830,188	$30.82
Granted	586,123	24.57
Forfeited	(10,848)	32.86
Vested	—	—

Unvested at December 31, 2024	1,405,463	$28.20

As of December 31, 2024, there was approximately $17.0 million of unamortized equity-based compensation expense related to unvested PSUs. That expense is expected to be recognized over a weighted average period of 1.5 years.

Restricted Stock Units Converted in the Brigham Merger

In connection with the Brigham Merger, several legacy Brigham employees joined Sitio. Legacy Brigham RSUs held by such legacy Brigham employees were converted to Sitio RSUs at an exchange ratio of 1.133 Sitio RSUs for each Brigham RSU. These RSUs retain the original vesting schedules of the Brigham RSUs, which vest in one-third increments on the anniversaries of the original grant dates of the Brigham RSUs. The Company estimated the fair value of the RSUs as the closing price of the Company’s Class A Common Stock on the grant date of the award, which is expensed over the applicable service period.

The following table summarizes activity related to unvested RSUs converted in the Brigham Merger for the year ended December 31, 2024.

	Restricted Stock Units Converted in Brigham Merger
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	11,040	$30.15
Granted	—	—
Forfeited	—	—
Vested	(5,518)	30.15

Unvested at December 31, 2024	5,522	$30.15

As of December 31, 2024, there was approximately $53,000 of unamortized equity-based compensation expense related to unvested RSUs converted in the Brigham Merger. That expense is expected to be recognized over a weighted average period of approximately 0.2 years.

Performance Stock Units Converted in the Brigham Merger

Brigham PSUs held by legacy Brigham employees who joined Sitio were converted to Sitio PSUs at an exchange ratio of 1.133 Sitio PSUs for each Brigham PSU. The converted PSUs retain and carry over the remainder of the initial vesting periods. The performance targets associated with the Brigham PSUs were deemed to have been achieved at 200% as of the date of the Brigham Merger. Because all performance targets were achieved prior to conversion and the number of Class A Common Shares to be issued upon satisfaction of the service requirements is known, the Company estimated the fair value of the converted PSUs as the closing price of the Company’s Class A Common Stock on the grant date of the awards, which is expensed over the applicable service period.

The following table summarizes activity related to unvested PSUs converted in the Brigham Merger for the year ended December 31, 2024.

	Performance Stock Units Converted in Brigham Merger
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	7,638	$30.15
Granted	—	—
Forfeited	—	—
Vested	—	—

Unvested at December 31, 2024	7,638	$30.15

As of December 31, 2024, there was approximately $22,000 of unamortized equity-based compensation expense related to unvested PSUs. That expense is expected to be recognized over a weighted average period of 0.2 years.

Sitio OpCo Restricted Stock Awards

In connection with the Falcon Merger, legacy Desert Peak owners (the “Falcon Merger Sponsors”), desired to assign, transfer and convey their rights to receive a portion of their Falcon Merger Consideration to our executive officers as an incentive to continue to serve as executive officers following the Falcon Merger. The Falcon Merger Consideration consists of Sitio Royalties OpCo Partnership Units and an equal number of shares of Class C Common Stock. The conveyance of Falcon Merger Consideration, which consists of Class C Common Stock, is deemed to be a grant of restricted stock awards (each, an “RSA”) to our executive officers. Each Sitio OpCo RSA is expected to vest in equal installments on the first four anniversaries of June 6, 2022. The Company estimated the fair value of the RSAs as the closing price of the Company’s Class A Common Stock on the grant date of the award, which is expensed over the applicable service period.

The following table summarizes activity related to unvested Sitio OpCo RSAs for the year ended December 31, 2024.

	Sitio OpCo Restricted Stock Awards
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2024	232,145	$29.12
Granted	—	—
Forfeited	—	—
Vested	(77,382)	29.12

Unvested at December 31, 2024	154,763	$29.12

As of December 31, 2024, there was approximately $3.2 million of unamortized equity-based compensation expense related to the unvested Sitio OpCo RSAs. That expense is expected to be recognized over a weighted average period of approximately 1.4 years.

12. Warrants

The warrants described below expired in August 2023 and are no longer outstanding. In July 2017, Falcon consummated its IPO of units, each consisting of one share of Class A Common Stock and one-half of one warrant. As a result of the Falcon Merger, the Company’s warrants were adjusted such that four whole warrants became exercisable for one share of Class A Common Stock at an exercise price of $44.84 per share of Class A Common Stock.

The Company accounted for the warrants in accordance with ASC 815 – Derivatives and Hedging (“ASC 815”). ASC 815 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. This applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative under ASC 815, including any freestanding financial instrument that is potentially settled in an entity’s own stock.

Due to certain circumstances that could have required the Company to settle the warrants in cash, the warrants were classified as derivative liabilities, as opposed to an equity contract. Therefore, the warrants were recorded at fair value at the time of the Falcon Merger and were remeasured at each reporting period with the change in fair value recorded in the consolidated statements of operations. The Company recorded a gain of $3.0 million during the year ended December 31, 2023 related to the expiration of the warrants.

13. Derivative Instruments

Commodity Derivatives

The Company may enter into commodity derivative contracts to manage its exposure to oil and gas price volatility associated with its production. These derivatives are not entered into for trading or speculative purposes. While the use of these instruments limits the downside risk of adverse commodity price changes, their use may also limit future cash flows from favorable commodity price changes. Depending on acquisitions consummated, changes in oil and gas futures markets, and management’s view of underlying supply and demand trends, the Company may increase or decrease its derivative positions. The Company’s commodity derivative contracts have not been designated as hedges for accounting purposes; therefore, all gains and losses on commodity derivatives are recognized in the Company’s statements of operations.

The Company may utilize fixed price swaps, basis swaps, and two- and three-way collars to manage commodity price risks. The Company may enter into these contracts when management believes that favorable future sales prices for the Company’s production can be secured and acquisitions consummated are accretive. Under fixed price swap agreements, when actual commodity prices upon settlement exceed the fixed price provided by the swap contracts, the Company pays the difference to the counterparty. When actual commodity prices upon settlement are less than the contractually provided fixed price, the Company receives the difference from the counterparty. The Company may also enter into basis swap contracts in order to hedge the difference between the New York Mercantile Exchange (“NYMEX”) index price and a local index price that is representative of the price received by many of our operators. Under collar agreements, the Company receives the difference between the published index price and a floor price if the index price is below the floor price or the Company pays the difference between the ceiling price and the index price if the index price is above the ceiling price. No amounts are paid or received if the index is between the floor and the ceiling. By utilizing a collar, the Company has fixed the minimum and maximum prices received on the underlying production.

The Company’s oil swap contracts as of December 31, 2024 are summarized below:

	Oil (NYMEX WTI)
Remaining Term	Bbl per Day	Weighted Average Price per Bbl
January 2025—June 2025	1,100	$74.65

The Company’s oil and gas two-way commodity collar contracts as of December 31, 2024 are summarized below:

	Oil (NYMEX WTI)
Remaining Term	Bbl per Day	Weighted Average Floor Price per Bbl	Weighted Average Ceiling Price per Bbl
January 2025—June 2025	2,000	$60.00	$93.20

	Gas (NYMEX Henry Hub)
Remaining Term	MMBtu per Day	Weighted Average Floor Price per MMBtu	Weighted Average Ceiling Price per MMBtu
January 2025—June 2025	11,600	$3.31	$10.34

The Company was not party to any basis swaps or three-way collar contracts as of December 31, 2024 or 2023.

Interest Rate Derivatives

In November 2022, the Company entered into an interest rate swap agreement for an initial notional amount of $225.0 million. The interest rate swap term expired on December 31, 2023. The interest rate swap managed exposure to changes in interest rates from variable rate obligations related to the 2026 Senior Notes. The Company’s interest rate derivative contract was not designated as a hedge for accounting purposes; therefore, all gains and losses on interest rate derivatives are recognized in the Company’s statements of operations. The interest rate swap was not entered into for trading or speculative purposes.

Financial Summary

The following table presents a summary of the Company’s derivative instruments and where such values are recorded on the consolidated balance sheets as of December 31, 2024 and 2023 (in thousands):

		December 31, 2024	December 31, 2023
	Balance sheet location	Fair value	Fair value
Asset derivatives not designated as hedges for accounting purposes:
Commodity contracts	Current assets	$1,811	$19,080
Commodity contracts	Long-term assets	—	3,440

Total asset derivatives		$1,811	$22,520

Liability derivatives not designated as hedges for accounting purposes:
Commodity contracts	Current liabilities	$—	$—
Commodity contracts	Long-term liabilities	—	—

Total liability derivatives		$—	$—

Net derivatives		$1,811	$22,520

The following table presents the gross fair values of recognized derivative assets and liabilities, the amounts offset under master netting arrangements with counterparties, and the resulting net amounts presented on the consolidated balance sheets (in thousands):

	December 31, 2024			December 31, 2023
	Gross Fair Value	Gross Amounts Offset	Net Fair Value	Gross Fair Value	Gross Amounts Offset	Net Fair Value
Commodity derivative assets	$1,916	$(105)	$1,811	$23,401	$(881)	$22,520
Commodity derivative liabilities	(105)	105	—	(881)	881	—

The following table is a summary of derivative gains and losses, and where such values are recorded in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 (in thousands):

		Year Ended December 31,
	Statement of income location	2024	2023	2022
Commodity derivative gains (losses)	Other income (expense)	$(4,905)	$15,199	$39,037
Interest rate derivative gains	Other income (expense)	$—	$462	$110

The fair values of commodity derivative instruments and interest rate derivative instruments were determined using Level 2 inputs.

Credit Risk in Derivative Instruments

The Company is exposed to credit risk to the extent of nonperformance by the counterparties in the derivative contracts discussed above. All commodity derivative counterparties are current lenders under the Sitio Revolving Credit Facility. Accordingly, the Company is not required to provide any credit support to its derivative counterparties other than cross collateralization with the properties securing the Sitio Revolving Credit Facility. The Company’s derivative contracts are documented with industry standard contracts known as a Schedule to the Master Agreement and International Swaps and Derivative Association, Inc. Master Agreement (“ISDA”). Typical terms for each ISDA include credit support requirements, cross default provisions, termination events, and set-off provisions. The Company has set-off provisions with its lenders that, in the event of counterparty default, allow the Company to set-off amounts owed under the Sitio Revolving Credit Facility or other general obligations against amounts owed to the Company for derivative contract assets.

14. Fair Value Measurement

The Company is subject to ASC 820 – Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to management’s perceived risk of that instrument.

Level 1 – Fair values are based on unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Fair values are based on quoted prices for markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The Company’s proved oil and gas properties are assessed for impairment on a periodic basis. If the Company’s proved properties are determined to be impaired, the carrying basis of the properties is adjusted down to fair value. This represents a fair value measurement that would qualify as a non-recurring Level 3 fair value measurement. During the year ended December 31, 2023, the Company identified an impairment indicator related to its proved oil and gas properties in the Appalachian Basin which indicated the carrying value of the assets exceeded the estimated future undiscounted cash flows. The Company determined the fair value of such proved oil and gas properties based on estimates of future proved reserves, future commodity prices, and future production volumes, and applied a discount rate commensurate with the assets to determine the estimated fair value. As a result, for the year ended December 31, 2023, the Company recognized impairment expense of $25.6 million related to its proved oil and gas properties in the Appalachian Basin. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the undiscounted future net cash flows attributable to our proved oil and gas properties, we may continue to incur proved property impairments in future periods in other basins. No impairment of proved properties was recognized for the years ended December 31, 2024 and 2022.

The fair value of the Company’s commodity derivative instruments (Level 2) was estimated using quoted forward prices for commodities, volatility factors, discounted cash flows and credit risk adjustments. See “Note 13 – Derivative Instruments” for further information on the fair value of the Company’s derivative instruments.

The carrying values of cash, accrued revenue, accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values due to the short-term nature of these instruments. The carrying amount of debt outstanding pursuant to the Sitio Revolving Credit Facility approximates fair value as the borrowings bear interest at variable rates and are reflective of market rates (Level 2). The fair value of debt outstanding pursuant to our 2028 Senior Notes was $618.7 million and $621.5 million as of December 31, 2024 and 2023, respectfully, based on quoted prices for markets that are not active (Level 2).

Certain nonfinancial assets and liabilities, such as assets and liabilities acquired in a business combination, are measured at fair value on a nonrecurring basis on the acquisition date and are subject to fair value adjustments under certain circumstances. Inputs used to determine such fair values are primarily based upon internally-developed engineering and geology models, publicly-available drilling disclosures, a risk-adjusted discount rate, and publicly-available data regarding mineral transactions consummated by other buyers and sellers (Level 3).

Mineral assets not acquired through a business combination are measured at fair value on a nonrecurring basis on the acquisition date. The original purchase price of mineral assets is allocated between proved and unproved properties based on the estimated relative fair values. Inputs used to determine such fair values are primarily based upon internally-developed engineering and geology models, publicly-available drilling disclosures, a risk-adjusted discount rate, and publicly-available data regarding mineral transactions consummated by other buyers and sellers (Level 3).

PSU awards are valued utilizing the Monte Carlo Simulation pricing model, which calculates multiple potential outcomes for an award and establishes a grant date fair value based on the most likely outcome. The inputs for the Monte Carlo model are designated as Level 2 within the valuation hierarchy. See “Note 11 – Share-Based Compensation” for further information on the fair value of the Company’s PSU awards.

15. Income Taxes

The Company is a corporation and is subject to U.S. federal income tax. The tax implications of the Falcon Merger, the Brigham Merger and the tax impact of the Company’s status as a taxable corporation subject to U.S. federal income tax have been reflected in the accompanying consolidated financial statements.

The Company’s income tax obligations are significantly affected by the portion of the Company’s consolidated net income attributable to the holders of Sitio OpCo Partnership Units, which is not taxable income to the Company. As the Company’s ownership interest in Sitio OpCo is 52.2%, only tax attributes allocated to the Company are reported, except for Texas Gross Margins tax which is imposed on Sitio OpCo and reported here as such.

The Company’s income tax provision consists of the following components:

	Years Ended December 31,
	2024	2023	2022
Federal income tax expense (benefit)
Current	$20,953	$25,753	$2,343
Deferred	(6,705)	(40,822)	1,631
State income tax expense (benefit)
Current	$3,684	$2,909	$1,707
Deferred	3	(2,124)	—

Total income tax expense (benefit)	$17,935	$(14,284)	$5,681

A reconciliation of the statutory federal income tax expense, which is calculated at the federal statutory rate of 21%, to the income tax expense from continuing operations for the periods presented is provided below:

	Years Ended December 31,
	2024	2023	2022
Income (loss) before income taxes	$112,864	$(60,979)	$189,812
Income tax (benefit) expense at federal statutory rate	$23,702	$(12,806)	$39,861
Income attributable to predecessor	—	—	(16,536)
Income attributable to noncontrolling interests and temporary equity	(11,336)	7,346	(19,154)
Overpayment of federal income taxes	—	(6,956)	—
Return to provision adjustments	1,091	(1,694)	—
Warrant liability adjustment	—	(619)	(769)
Non-deductible transaction costs	—	239	452
State taxes, net of federal benefit	2,376	(270)	1,707
Share-based compensation and 162(m) limitations	1,639	—	—
Other, net	463	476	120

Income tax (benefit) expense	$17,935	$(14,284)	$5,681

The tax effects of temporary differences that give rise to significant positions of the deferred income tax assets and liabilities are provided below:

	2024	2023	2022
Deferred tax assets:
Capital loss carryforward	$5,271	$—	$—

Total deferred tax assets:	$5,271	$—	$—

Deferred tax liabilities:
State oil and gas properties	$2,641	$—	$—
Federal outside basis in Sitio OpCo	246,053	247,140	297,795
State outside basis in Sitio OpCo	10,355	12,730	15,812

Total deferred tax liabilities	$259,049	$259,870	$313,607

Net deferred tax assets (liabilities)	$(253,778)	$(259,870)	$(313,607)

As of December 31, 2024, the Company had approximately $24.0 million of U.S. federal and state capital loss carryovers, expiring in 2028. The Company has evaluated the positive and negative evidence and sources of future taxable income and believes that all deferred tax assets are more likely than not to be realized prior to their expiration date.

The 2021 through 2024 tax years remain open to examination by the tax jurisdictions in which the Company is subject to tax. In some instances, state statute of limitations are longer than those prescribed by United States federal tax law.

As of December 31, 2024, the Company has not recorded a reserve for any uncertain tax positions.

16. Commitments and Contingencies

From time to time, the Company may be involved in various legal proceedings, lawsuits, and other claims in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Management does not believe that the resolution of these matters will have a material adverse impact on our financial condition, cash flows or results of operations.

17. Related Party Transactions

The Predecessor was founded by Kimmeridge Energy Management Company, LLC (collectively with its affiliates, “Kimmeridge” or the “Manager”).

Sierra Acquisition

On June 14, 2023, the Company and Sitio OpCo issued 2,508,490 shares of Class C Common Stock and 2,508,490 Sitio OpCo Partnership Units to Source Energy Permian II, LLC and Sierra Energy Royalties, LLC, in exchange for certain mineral and royalty interests. Source Energy Permian II, LLC and Sierra Energy Royalties, LLC are members of the Source stockholders. Based on the latest available information filed with the SEC by the Source stockholders and certain of their affiliates, the Source stockholders and certain of their affiliates collectively beneficially own more than five percent of the Company’s outstanding shares of Common Stock.

Cost Reimbursements and Allocations from Affiliates

General and administrative expenses and certain capitalizable costs are not directly associated with the generation of the Predecessor’s revenues and include costs such as employee compensation, office expenses and fees for professional services. These costs were allocated on a “time spent” basis, a pro rata basis, or by another manner which was designed to be fair and equitable. Some of those costs were incurred on the Predecessor’s behalf and allocated to the Predecessor by the Manager and its affiliates and reimbursed by the Predecessor. These costs may not be indicative of costs incurred by the Predecessor had such services been provided by an unaffiliated company during the period presented. The Company has not estimated what these costs and expenses would be if they were incurred by the Predecessor on a standalone basis as such estimate would be impractical and lack precision. The Company believes the methodology utilized by Kimmeridge Operations, LLC (a subsidiary of the Manager, “Kimmeridge Operations”) and the Manager for the allocation of these costs to be reasonable.

From time to time, the Predecessor reimbursed Kimmeridge Operations and the Manager for general and administrative expenses. Kimmeridge Operations staff performed land and administrative services on behalf of the Predecessor and the Predecessor reimbursed the Manager for investment and expenses pre-funded on behalf of the Predecessor. As of December 31, 2024 and 2023 there were no amounts due to Kimmeridge Operations or the Manager. For the year ended December 31, 2022, the Predecessor reimbursed approximately $74,000 related to these services

18. Segment

Sitio’s chief operating decision maker (“CODM”) is the executive leadership team that includes the chief executive officer, chief financial officer, executive vice president of land, executive vice president of operations, executive vice president of corporate development, and the executive vice president, general counsel and secretary. The executive leadership team manages the business as a whole and assesses financial performance as a single enterprise and not on an area-by-area basis. Therefore, the Company identified one reportable segment: oil & natural gas minerals. The oil & natural gas minerals segment acquires, owns and manages high-quality mineral and royalty interests across premium basins in the United States and leases its mineral interests to E&P operators. These leases permit E&P operators to explore for and produce oil, natural gas and natural gas liquids from Sitio’s properties and entitle Sitio to receive a percentage of the proceeds from the sales of these commodities. The accounting policies of the oil & natural gas minerals segment are the same as those described in the summary of significant accounting policies. The CODM uses net income from operations generated from segment assets in deciding whether to reinvest profits into the oil & natural gas minerals segment or into other parts of the entity, such as to repurchase shares of our Class A Common Stock or Sitio OpCo Partnership Units (including associated Class C Common Shares), pay dividends to holders of our Class A Common Stock, pay distributions to noncontrolling interest, or make payments on our Sitio Revolving Credit Facility. The CODM assesses performance of the oil & natural gas minerals segment and decides how to allocate resources based on net income and net income from operations that is reported on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM evaluates significant expenses and assets based off the consolidated financial statements and does not further disaggregate expenses or assets in deciding how to allocate resources and assess performance. Since the Partnership operates as a single reporting segment, all required segment reporting disclosures can be found in the consolidated financial statements.

19. Subsequent Events

Management has evaluated all subsequent events from the balance sheet date through the date these financial statements were available to be issued for disclosure or recognition within these financial statements and no items requiring disclosure were identified except for the events identified below.

Cash Dividends

On February 26, 2025, the Company declared a cash dividend of $0.41 per share of Class A Common Stock with respect to the fourth quarter of 2024. The dividend is payable on March 28, 2025 to the stockholders of record at the close of business on March 14, 2025.

20. Supplemental Oil and Gas Information (Unaudited)

The Company’s oil and natural gas reserves are attributable solely to properties within the United States.

Capitalized oil and natural gas costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization are as follows (in thousands):

	December 31, 2024	December 31, 2023
Oil and natural gas interests:
Unproved	$2,464,836	$2,698,991
Proved	2,941,347	2,377,196

Total oil and natural gas interests	5,406,183	5,076,187
Accumulated depletion and impairment	(816,664)	(496,879)

Net oil and natural gas interests capitalized	$4,589,519	$4,579,308

Costs incurred in oil and natural gas activities

Costs incurred in oil and natural gas property acquisition, exploration and development activities are as follows (in thousands):

	December 31, 2024	December 31, 2023
Acquisition costs
Unproved properties	$30,799	$76,863
Proved properties	299,086	93,682

Total	$329,885	$170,545

Results of Operations from Oil and Natural Gas Producing Activities

The following schedule sets forth the revenues and expenses related to the production and sale of oil and natural gas (in thousands). It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the net operating results of the Company’s oil, natural gas and NGL operations.

	Years Ended December 31,
	2024	2023	2022
Oil, natural gas and natural gas liquids revenues	$611,070	$574,542	$355,430
Production taxes and other	(46,383)	(46,939)	(25,572)
Depletion	(319,785)	(290,809)	(103,898)
Impairment of oil and natural gas properties	—	(25,617)	—
Income tax expense	(53,878)	(46,459)	(5,681)

Results of operations from oil, natural gas and natural gas liquids	$191,024	$164,718	$220,279

As of December 31, 2024, the reserves presented below were audited by Cawley, Gillespie & Associates, Inc. (“CG&A”), independent petroleum engineers. The reserves as of December 31, 2023, and 2022 presented below were prepared by CG&A. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. The reserves are located in Texas, New Mexico, Colorado, Wyoming, Montana and North Dakota. During the year ended December 31, 2023, the Company sold all of its reserves located in Oklahoma, Pennsylvania, Ohio and West Virginia.

Guidelines prescribed in FASB ASC Topic 932 Extractive Industries – Oil and Gas (“ASC Topic 932”) have been followed for computing a standardized measure of future net cash flows and changes therein related to estimated proved reserves. Future cash inflows and future production costs are determined by applying prices and costs, including transportation, quality, and basis differentials, to the period-end estimated quantities of oil, natural gas and NGL to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor. Future ad valorem taxes are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using period-end costs and assuming continuation of existing economic conditions.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect management’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Analysis of Changes in Proved Reserves

The following table sets forth information regarding the Company’s net ownership interest in estimated quantities of proved developed and undeveloped oil and natural gas quantities and the changes therein for each of the periods presented:

	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBOE) (1)
Balance as of December 31, 2021	11,844	46,343	5,023	24,592
Revisions	(231)	2,926	1,093	1,349
Extensions	3,280	8,986	1,160	5,938
Acquisition of reserves	23,025	110,718	12,183	53,660
Production	(2,861)	(9,531)	(1,100)	(5,550)

Balance as of December 31, 2022	35,057	159,442	18,359	79,989

Revisions	(994)	(289)	1,394	352
Extensions	9,257	26,710	3,723	17,431
Acquisition of reserves	2,682	9,572	1,525	5,803
Divestiture of reserves	(826)	(22,029)	(843)	(5,340)
Production	(6,344)	(23,136)	(2,742)	(12,942)

Balance as of December 31, 2023	38,832	150,270	21,416	85,293

Revisions	(1,270)	9,381	863	1,157
Extensions	6,297	22,066	3,132	13,106
Acquisition of reserves	5,209	41,587	6,131	18,271
Production	(7,004)	(23,360)	(3,174)	(14,071)

Balance as of December 31, 2024	42,064	199,944	28,368	103,756

(1)	Includes a 48% noncontrolling interest in the Company at December 31, 2024, 2023, 2022 and 2021.

Proved developed and undeveloped reserves:	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBOE)
Developed as of December 31, 2021	9,285	40,747	4,417	20,494
Undeveloped as of December 31, 2021	2,559	5,596	606	4,098

Balance at December 31, 2021	11,844	46,343	5,023	24,592

Developed as of December 31, 2022	27,407	133,489	15,169	64,824
Undeveloped as of December 31, 2022	7,650	25,953	3,190	15,165

Balance at December 31, 2022	35,057	159,442	18,359	79,989

Developed as of December 31, 2023	30,537	127,170	18,167	69,899
Undeveloped as of December 31, 2023	8,295	23,100	3,249	15,394

Balance at December 31, 2023	38,832	150,270	21,416	85,293

Developed as of December 31, 2024	36,384	179,056	25,368	91,595
Undeveloped as of December 31, 2024	5,680	20,888	3,000	12,161

Balance at December 31, 2024	42,064	199,944	28,368	103,756

For the year ended December 31, 2024, the Company had downward revisions of 1,270 MBbls of oil which was offset by upward revisions of 9,381 MMcf of gas and 863 MBbls of NGL. Total upward revisions of 1,157 MBOE were primarily due to updated estimated ultimate recovery calculations for gas and NGLs. For the year ended December 31, 2024, the Company had extensions of 6,297 MBbls of oil, 22,066 MMcf of gas, and 3,132 MBbls of NGLs of which 1,729 MBbls of oil, 5,328 MMcf of gas, and 695 MBbls of NGLs were from conversions of non-proved resources to proved developed producing reserves due to operator drilling activity and 4,568 MBbls of oil, 16,739 MMcf of gas, and 2,437 MBbls of NGLs were from additional proved undeveloped reserves. In 2024, the Company acquired royalty and mineral interests of 5,209 MBbls of oil, 41,587 MMcf of gas, and 6,131 MBbls of NGLs through multiple acquisitions. For the year ended December 31, 2024, the Company did not divest any royalty or mineral interests.

For the year ended December 31, 2023, the Company had downward revisions of 994 MBbls of oil and 289 MMcf of gas, offset by upward revisions of 1,394 MBbls of NGLs. Total upward revisions of 352 MBOE were primarily due to updated gas shrink and yield calculations. For the year ended December 31, 2023, the Company had extensions of 9,257 MBbls of oil, 26,710 MMcf of gas, and 3,723 MBbls of NGLs of which 1,991 MBbls of oil, 6,560 MMcf of gas, and 922 MBbls of NGLs were from conversions of non-proved resources to proved developed producing and proved developed not producing due to operator drilling activity and 7,266 MBbls of oil, 20,150 MMcf of gas, and 2,801 MBbls of NGLs were from additional proved undeveloped reserves. In 2023, the Company acquired royalty and mineral interests of 2,682 MBbls of oil, 9,572 MMcf of gas, and 1,525 MBbls of NGLs through multiple acquisitions. For the year ended December 31, 2023, the Company divested royalty and mineral interests of 826 MBbls of oil, 22,029 MMcf of gas, and 843 MBbls of NGLs, see “Note 7 – Acquisitions and Divestitures.”

For the year ended December 31, 2022, the Company had downward revisions of 231 MBbls of oil, offset by upward revisions of 2,926 MMcf of gas and 1,093 MBbls of NGLs. Total upward revisions of 1,349 MBOE were primarily due to upward revisions of 831 MBOE related to changes in estimated ultimate recovery and upward revisions of 377 MBOE due to increases in pricing. For the year ended December 31, 2022, the Company had extensions of 3,280 MBbls of oil, 8,986 MMcf of gas, and 1,160 MBbls of NGLs of which 814 MBbls of oil, 1,748 MMcf of gas, and 224 MBbls of NGLs were from conversions of non-proved resources to proved developed producing and proved developed not producing due to operator drilling activity and 2,466 MBbls of oil, 7,238 MMcf of gas, and 936 MBbls of NGLs were from additional proved undeveloped reserves. In 2022, the Company acquired royalty and mineral interests of 23,025 MBbls of oil, 110,718 MMcf of gas, and 12,183 MBbls of NGLs through multiple acquisitions. For the year ended December 31, 2022 the Company did not divest any royalty and mineral interests.

Standardized Measure of Oil and Gas

The standardized measure of discounted future net cash flows is based on the unweighted average, first-day-of-the-month price. The projections should not be viewed as realistic estimates of future cash flows, nor should the “standardized measure” be interpreted as representing current value to the Company. Material revisions to estimates of proved reserves may occur in the future; development and production of the reserves may not occur in the periods assumed; actual prices realized are expected to vary significantly from those used; and actual costs may vary. Our calculations of the standardized measure of discounted future net cash flows and the related changes therein include Texas margin tax and include the effect of estimated federal income tax expenses.

As of December 31, 2024, the reserves are comprised of 41% crude oil, 32% natural gas and 27% NGLs on an energy equivalent basis.

For the years ended December 31, 2024, 2023, and 2022, future cash inflows are calculated by applying the 12-month arithmetic average of the first-of-month price from January to December, of oil and gas relating to the Company’s proved reserves, to the year-end quantities of those reserves. The values for the December 31, 2024, 2023, and 2022 proved reserves were derived based on prices presented in the table below. The crude oil pricing was based on the West Texas Intermediate (“WTI”) price; the NGLs pricing was 24% of WTI for 2024, 26% of WTI for 2023, and 37% of WTI for 2022; the natural gas pricing was based on the Henry Hub price. All prices have been adjusted for transportation, quality and basis differentials.

	Oil (Bbl)	Natural Gas (Mcf)	NGLs (Bbl)
December 31, 2024 (Average)	$73.94	$0.77	$17.98
December 31, 2023 (Average)	$77.20	$1.75	$20.22
December 31, 2022 (Average)	$93.05	$5.70	$34.97

The following summary sets forth the future net cash flows related to proved oil and gas reserves based on the standardized measure prescribed in ASC Topic 932 (in thousands):

	Year Ended December 31,
	2024	2023	2022
Future oil and natural gas sales	$3,774,955	$3,694,666	$4,812,767
Future production costs	(295,266)	(293,754)	(404,982)
Future income tax expense	(223,975)	(233,754)	(438,049)

Future net cash flows	3,255,714	3,167,158	3,969,736
10% annual discount	(1,494,194)	(1,408,828)	(1,792,681)

Standardized measure of discounted future net cash flows (1)	$1,761,520	$1,758,330	$2,177,055

(1)	Includes a 48% noncontrolling interest in the Company at December 31, 2024, 2023 and 2022.

The principal sources of change in the standardized measure of discounted future net cash flows are (in thousands):

	Year Ended December 31,
	2024	2023	2022
Balance at the beginning of the period	$1,758,330	$2,177,055	$535,303
Net change in prices and production costs	(207,068)	(772,593)	250,889
Sales, net of production costs	(564,349)	(527,603)	(329,858)
Extensions and discoveries	322,804	505,597	234,973
Acquisitions of reserves	290,086	126,066	1,645,909
Divestiture of reserves	—	(116,884)	—
Revisions of previous quantity estimates	15,560	7,589	40,803
Net change in income taxes	10,506	110,549	(244,815)
Accretion of discount	189,550	242,477	53,820
Changes in timing and other	(53,899)	6,077	(9,969)

Balance at the end of the period	$1,761,520	$1,758,330	$2,177,055